2005 Annual Report

> five-year financial highlights

For the years ended December 31	2005	2004	2003	2002	2001

OPERATING RESULTS ($000)
Revenues	$2,615,246	$2,412,502	$1,503,814	$1,403,275	$1,402,509
Net earnings	124,716	177,846	18,499	29,236	8,608
EBIT (Notes)	202,681	305,761	55,050	67,923	38,759
EBITDA (Notes)	221,839	324,359	71,380	83,115	53,422
Basic earnings per common share ($)	$2.47	$3.64	$0.41	$0.71	$0.17

BALANCE SHEET INFORMATION ($000)
Metals
Accounts receivable	$356,079	$356,755	$247,513	$197,653	$192,244
Inventories	474,034	553,915	303,048	329,415	265,417
Prepaid expenses and other assets	1,333	1,658	2,005	2,770	2,053
Accounts payable and accrued liabilities	(291,259)	(318,450)	(207,886)	(178,623)	(157,300)

Net working capital — Metals	540,187	593,878	344,680	351,215	302,414
Fixed assets	162,263	161,597	165,112	88,898	85,825
Goodwill	9,205	9,205	4,216	2,709	15,123

Net assets employed in metals operations	711,655	764,680	514,008	442,822	403,362
Other operating assets	21,955	22,387	23,257	24,750	26,434
Net income tax assets and liabilities	(9,575)	(59,270)	(1,468)	768	13,326
Deferred financing charges	7,240	8,357	3,547	4,962	6,177
Pension and benefit liabilities	(9,308)	(10,146)	(11,542)	(9,590)	(9,242)
Other corporate assets and liabilities	(24,194)	(26,196)	(5,473)	(2,597)	3,615

Total net assets employed	$697,773	$699,812	$522,329	$461,115	$443,672

CAPITALIZATION ($000)
Bank indebtedness, net of cash	$(44,957)	$32,608	$59,085	$(3,927)	$(17,151)
Long-term debt	204,033	210,630	179,402	212,602	214,105
Preferred shares	—	—	30,000	30,000	30,000

Total interest bearing debt, net of cash	159,076	243,238	268,487	238,675	226,954
Market capitalization (Notes)	1,106,834	773,259	378,175	194,091	136,733

Total firm value	$1,265,910	$1,016,497	$646,662	$432,766	$363,687

OTHER INFORMATION (Notes)
Common shareholders’ equity ($000)	$538,697	$456,574	$253,842	$222,440	$216,718
Book value per share ($)	$10.63	$9.15	$5.90	$5.84	$5.71
Free cash flow ($000) (Notes)	$130,628	$189,408	$7,606	$45,210	$30,336
Capital expenditures ($000)	$26,463	$25,394	$34,879	$12,768	$8,152
Depreciation and amortization ($000)	$19,158	$18,598	$16,330	$15,192	$14,663
Earnings multiple (Notes)	8.8	4.3	21.4	7.2	21.2
Firm value as a multiple of EBIT	6.2	3.3	11.7	6.4	9.4
Firm value as a multiple of EBITDA	5.7	3.1	9.1	5.2	6.8
Interest bearing debt/EBITDA	0.7	0.7	3.8	2.9	4.2
Debt as percentage of capitalization (Notes)	23%	35%	51%	52%	51%
Market capitalization as a % of book value	205%	169%	149%	87%	63%
Return on capital employed (Notes)	29%	44%	11%	15%	9%

COMMON SHARE INFORMATION
Ending outstanding common shares	50,656,009	49,887,659	43,023,342	38,057,001	37,981,501
Average outstanding common shares	50,461,330	48,671,915	40,021,479	38,024,034	37,981,501
Dividend yield (Notes)	4.6%	4.5%	3.6%	4.7%	5.6%
Dividend per share (Notes)	$1.00	$0.70	$0.32	$0.24	$0.20
Share price — High	$22.75	$15.75	$8.90	$5.49	$3.90
Share price — Low	$13.40	$11.61	$4.65	$3.46	$2.70
Share price — Ending	$21.85	$15.50	$8.79	$5.10	$3.60

NOTES:

(1)	In this Annual Report the Company uses certain financial measures that do not comply with Canadian generally accepted accounting principles (GAAP) or have standardized meanings and thus may not be comparable to similar measures presented by other issuers, for example EBIT and EBITDA and other information in the above table. Management believes that EBIT and EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. EBIT and EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP. EBIT, EBITDA and a number of the ratios provided under Other Information are used by debt and equity analysts to compare our performance against other public companies.

This terminology is defined on the inside back cover, under Definitions. See financial statements for GAAP earnings.

(2)	Statements contained in this document that relate to Russel Metals’ beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals’ operations, markets, products, services and prices that could cause the Company’s actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

> report to shareholders
For the year ended December 31, 2005
sustainability. The global trends influencing the industry discussed in last year’s Annual Report continued to be factors throughout 2005 and into 2006. These include the continued worldwide consolidation of steel producers, rising energy and input costs for steel producers, the preoccupation with the evaluation of the impact China and India will have in the steel market, continued steel price volatility, and the strengthening of the Canadian dollar.

Brian R. Hedges	Edward M. Siegel, Jr.		Marion E. Britton
Executive Vice President and	President and		Vice President and
Chief Financial Officer	Chief Executive Officer		Chief Accounting Officer
David J. Halcrow
Vice President,
	Maureen A. Kelly	Purchasing and
	Vice President,	Inventory Management
Information Systems

> report to shareholders cont’d
Despite these macroeconomic factors, and coming off a record 2004, in 2005 we have been able to produce our second best year in history, with an excellent return on capital invested, positive cash flow, and strengthening of the balance sheet. These were all achieved in a market where steel prices declined for most of the year. In addition, both the common share dividend and common share price increased during 2005, further rewarding our shareholders. In the last three years both the dividend and the share price have more than quadrupled.
As indicated in last year’s outlook, 2004 was going to be a hard act to follow, but 2005 was twice as profitable as any year prior to 2004. The 2005 earnings per share was $2.47 as earnings and margins improved in the second half of the year. In the first half, steel prices declined from the record highs of 2004, especially in hot rolled coil and hollow structural shapes. Due to the decline in steel prices, we experienced inventory holding losses which caused the operating margins and earnings to decline early in 2005. In the third quarter, steel prices stabilized and inventory holding losses declined. This resulted in improved margins and earnings in both the third and fourth quarters of 2005. Interestingly, if one adjusts for the inventory holding gains estimated for 2004 and the losses estimated for 2005, the earnings for both years are very similar.
Operations
Metals service centers produced a segment operating profit of $115 million, which was two and a half times higher than any previous year except 2004. The metals service centers return on ending net assets employed was an industry-leading 29%.
Our metals service centers operations are concentrated in Canada and we remain concerned about the effect that the strengthening Canadian dollar will have on our customers who export to the United States. Many operations in Canada compete with similar manufacturers or with plants owned by their parent companies within the United States, causing margin pressure on their Canadian content, although higher prices for many finished products have helped to mitigate this situation.
Our energy tubular products segment had improved earnings during 2005 due to the continued strength of oil and gas drilling activities. This segment generated record operating earnings of $54 million and a 27% return on ending net assets employed. Specifically, our Comco Pipe and Supply Company operation produced record earnings boosted by the amount of activity in the oil sands area of Northern Alberta.
Our steel distributors segment experienced the same margin pressures as the metals service centers and also improved in the second half of the year. Our steel distributors operating profits for 2005 were $47 million, again second only to the 2004 net earnings of $78 million. The 40% return on ending net assets employed in steel distributors was, for the second straight year, the highest of our three business segments.
Liquidity
The Company generated $136 million in positive cash flow from operating activities in 2005. This allowed us to increase the common share dividend. We paid our shareholders $45 million in dividends during 2005. We reduced net interest bearing debt by $169 million from its peak of $328 million in March 2005, further improving one of the strongest balance sheets in the metals sector. The 2005 cash flow includes tax payments related to 2004, which reduced the reported cash flow for 2005 by approximately $61 million. Without these payments, the 2005 cash generated from operating activities would have been $197 million.
2      RUSSEL METALS 2005 ANNUAL REPORT

Our earnings for each of the last two years have increased substantially from prior years primarily due to successful acquisitions and higher steel prices.
The financial community continues to discuss the importance of aligning the cash flow and the earnings for companies that experience significant increases in profitability. Our earnings for each of the last two years have increased substantially from prior years, primarily due to successful acquisitions and higher steel prices. The positive cash flow generated in 2005 is in sync with the increased profitability and validates the fundamental strength of our business model. The strong earnings have financed a $310 million increase in inventory and accounts receivable balances over the last two years in addition to a significant reduction of interest bearing debt.
The balance sheet has never been healthier and total interest bearing debt net of cash has improved to 23% of capitalization. The inventory levels were reduced during 2005, and current assets represent over 80% of the total assets.
Management Priorities
In last year’s Annual Report, we stated that the 2004 results exceeded the targets for all management priorities. I am pleased to say that the same is true for 2005. Revenue levels increased in 2005 versus 2004, but the emphasis on working capital levels, stated as a priority for 2005, yielded inventory reductions.
Acquisition opportunities presented themselves but the valuations paid exceeded our comfort zone in what remains a highly cyclical industry. We continue to evaluate all opportunities with patience and discipline. We will not execute acquisitions solely for top-line revenue growth, as they must show immediate earnings accretion. Acquisitions that meet our stringent criteria remain a priority for 2006.
The 2005 performance was very strong. The return on ending capital employed was 29%, our industry-leading ninth consecutive year in double digits. Our focus on health and safety practices has resulted in significant premium reductions due to the improved health and safety record.
The management priorities for 2006 are to continue to produce excellent results, to position us for the inevitable steel price volatility, and to ensure that all of our operations remain highly focused.
Corporate Governance
Our website was enhanced during 2005 and includes the Company’s Values Statement, the Code of Business Conduct and the Charter of the Board of Directors and its committees. Our corporate governance practices are aligned with the best practices in Canada and we continue to enhance them as needed.
We believe the most important consideration in strong governance is the tone from the top of the organization as set by the Board of Directors and management at all levels. Our Board of Directors has set very high levels of expectations, stressing honesty, transparency and straightforward communications in our reporting to all of our stakeholders. In addition, they closely scrutinize all acquisitions and large capital projects. As a result, our financial reporting is as transparent as possible given the myriad of accounting rules that exist today.
Due to increased workload after accepting the position of Chairman at a large financial institution, Mr. Pierre Brunet has regrettably stepped down from our Board. The Board of Directors greatly appreciates his service. At the Board meeting on February 23, 2006, Mr. Alain Benedetti was appointed to our Board. He brings extensive financial experience, having been the Vice Chairman and Canadian Area Managing Partner for Ernst & Young LLP.
RUSSEL METALS 2005 ANNUAL REPORT      3

> report to shareholders cont’d
Our common share dividend has doubled since December 2004 to an annual dividend of $1.40 per share.
We are required to be compliant with the Sarbanes-Oxley legislation in the United States, in addition to Canadian regulatory requirements, by year end 2006. The team assembled last year is well into its mandate to ensure our compliance with the regulatory requirements of both jurisdictions.
Shareholder Returns
2005 was an interesting year for dividend stocks. On a macro level, the Canadian government proposed lower taxes on dividends, and the continuation of low interest rates made dividend stocks more attractive to investors. On a micro level, the addition of Russel Metals to the S&P/TSX Composite Index and increased market capitalization expanded the number of investment funds that could invest in the Company. The dividend increases in the first and third quarters attracted new individual investors and income-oriented mutual funds, in addition to our traditional value investors, which resulted in a significant increase to our shareholder base. The annual dividend increased 43% to $1.00 per share in 2005 and was increased a further 40% in the first quarter of 2006. At year end, our dividend yield was one of the top five in the S&P/TSX Composite Index.
Our share price reached the highest level ever during 2005. It increased by 41% in 2005 and has appreciated by 653% in the last five years and 328% in the last three years, excluding dividends. The shares continue to trade at a lower multiple and higher dividend yield to other companies in the S&P/TSX Composite Index. Based on the year end share price, the Company trades at an 8.8 times price earnings multiple, significantly lower than the index as a whole.
Outlook
Before I discuss 2006, I would like to take this opportunity to thank our employees for a great 2005. Once again, the Russel Metals employees showed their skill at reacting quickly and maximizing returns as well as, if not better than, any in the sector. In addition, I would like to thank Ken Gilbert, Vice President Quebec Region, who retired in 2005 after a successful 42-year career with Russel Metals that culminated with his leadership role in the successful integration of Acier Leroux within Russel Metals.
The steel sector has been as stable in the second half of 2005 as we have experienced in several years and it is projected to remain that way into early 2006. All three legs of our platform: the metals service centers, the energy tubular products and the steel distributors sectors are performing at excellent levels. Assuming there is no major surprise in the price of steel, the price of oil and gas and the Canadian dollar does not appreciate materially, we are optimistic that 2006 should be another excellent year for Russel Metals.

/s/ E.M. Siegel

E.M. Siegel, Jr.
President and Chief Executive Officer

February 23, 2006
4       RUSSEL METALS 2005 ANNUAL REPORT

RUSSEL METALS 2005 ANNUAL REPORT      5

> management’s discussion and analysis
For the year ended December 31, 2005
The following management’s discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005, including the notes thereto. Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.
This management’s discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies. We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities. The measures we use are specifically defined where they are first used in this report.
While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.
Additional information related to Russel Metals Inc., including our Annual Information Form, may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.
Overview
We are one of the largest metals distribution companies in North America. We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.
The continued strong performance in all three of our operating segments is reflected in our results. Revenues for 2005 increased over 2004 levels, as the average selling price of steel remained elevated despite declining from the peak of 2004.
The unprecedented rate of increase in the price of steel in 2004 and our successful acquisition of Acier Leroux in 2003 were the most significant factors affecting our results for 2004.
Both the moderate decline in metal prices and the continued high average level of pricing contributed to another strong year in 2005. The basic earnings per share of $2.47 for the year ended December 31, 2005 are lower than those reported for the year ended December 31, 2004 of $3.64, mainly due to the swing to inventory holding losses in 2005 from inventory holding gains in 2004.
6       RUSSEL METALS 2005 ANNUAL REPORT

Summarized Financial Information
The table discloses selected information related to revenues, earnings and common share information over the last eight quarters. The quarterly numbers for 2004 and the first quarter of 2005 have been restated to reclassify the operations of Armabec Inc. to discontinued, related to the sale in the second quarter of 2005.
2005

					Year
	Three Months Ended				Ended
(in thousands of dollars, except per share data and volumes)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$693,889	$644,845	$629,604	$646,908	$2,615,246
Earnings from operations	58,807	39,205	42,687	60,842	201,541
Net earnings — continuing operations	33,490	23,540	25,932	41,816	124,778
Net earnings	33,444	23,524	25,932	41,816	124,716

Basic earnings per common share — continuing operations	$0.67	$0.47	$0.51	$0.83	$2.47
Basic earnings per common share	$0.67	$0.47	$0.51	$0.83	$2.47

Diluted earnings per common share — continuing operations	$0.66	$0.46	$0.50	$0.81	$2.42
Diluted earnings per common share	$0.66	$0.46	$0.50	$0.81	$2.42

Market price of common shares
High	$18.78	$16.84	$18.84	$22.75	$22.75
Low	$14.60	$13.40	$13.85	$17.25	$13.40
Number of common shares traded	12,304,628	17,461,794	13,890,518	13,100,827	56,757,767

2004

					Year
	Three Months Ended				Ended
(in thousands of dollars, except per share data and volumes)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$512,402	$588,014	$688,812	$623,274	$2,412,502
Earnings from operations	59,971	90,806	99,130	73,204	323,111
Net earnings — continuing operations	25,651	51,304	57,740	45,774	180,469
Net earnings	25,304	50,407	58,605	43,530	177,846

Basic earnings per common share — continuing operations	$0.54	$1.05	$1.16	$0.92	$3.70
Basic earnings per common share	$0.53	$1.03	$1.18	$0.87	$3.64

Diluted earnings per common share — continuing operations	$0.53	$1.01	$1.14	$0.91	$3.61
Diluted earnings per common share	$0.52	$1.00	$1.16	$0.86	$3.56

Market price of common shares
High	$9.65	$11.25	$13.00	$15.75	$15.75
Low	$8.01	$8.55	$10.25	$11.61	$8.01
Number of common shares traded	8,078,316	21,082,325	17,151,707	15,858,809	62,171,157

RUSSEL METALS 2005 ANNUAL REPORT      7

> management’s discussion and analysis cont’d
Results of Operations
The following table provides operating profits from continuing operations before interest, taxes and restructuring costs. The corporate expenses included are not allocated to specific operating segments. The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown below. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the consolidated financial statements.

				2005	2004
				Change as a %	Change as a %
(in thousands of dollars, except percentages)	2005	2004	2003	of 2004	of 2003

Segment Revenues
Metals service centers	$1,539,673	$1,532,048	$909,502	0%	68%
Energy tubular products	595,215	395,296	297,532	51%	33%
Steel distributors	468,720	471,205	283,579	(1%)	66%
Other	11,638	13,953	13,201	(17%)	6%

	$2,615,246	$2,412,502	$1,503,814	8%	60%

Segment Operating Profits
Metals service centers	$115,218	$209,413	$37,567	(45%)	457%
Energy tubular products	53,977	47,200	13,764	14%	243%
Steel distributors	46,575	78,189	13,380	(40%)	484%
Other	2,385	4,565	4,002	(48%)	14%
Corporate expenses	(16,614)	(16,256)	(8,018)	(2%)	(103%)

Operating profits from continuing operations	$201,541	$323,111	$60,695	(38%)	432%

Segment Gross Margin as a % of Revenues
Metals service centers	23.1%	30.9%	26.2%
Energy tubular products	14.6%	19.6%	11.6%
Steel distributors	14.3%	23.5%	10.8%
Total operations	19.8%	27.8%	20.8%

Segment Operating Profits as a % of Revenues
Metals service centers	7.5%	13.7%	4.1%
Energy tubular products	9.1%	11.9%	4.6%
Steel distributors	9.9%	16.6%	4.7%
Total operations	7.7%	13.4%	4.0%

Return on Averaged Capital Employed
8       RUSSEL METALS 2005 ANNUAL REPORT

Metals Service Centers

Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.
a) Description of operations
We provide processing and distribution services to a broad base of more than 19,000 end users through a network of 52 Canadian locations and four U.S. locations. Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications. We service all major geographic regions of Canada and the Midwest region in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux and York-Ennis. Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities all located in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.
Our metals service centers results for 2003, 2004 and the first quarter of 2005 have been restated to report Armabec Inc. as a discontinued operation. Armabec was sold during the second quarter of 2005. Similarly, our metals service centers results for 2003 and 2004 were restated at the end of 2004 to report Poutrelles Delta Inc. as discontinued operations. Poutrelles Delta was sold in the first quarter of 2005. Both operations were acquired as part of the Acier Leroux acquisition in 2003. As such, results for Armabec and Poutrelles Delta are not included in the metals service centers segment.
b) Factors affecting results
The following is a general discussion of the significant factors affecting metals service centers results. More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.
Steel pricing fluctuates significantly throughout the business cycle. Steel pricing was the most significant factor affecting both the 2005 and 2004 results. Steel prices are influenced by overall demand, trade sanctions, scrap steel pricing and product availability. Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability. Trade sanctions are initiated either by steel mills or government agencies in North America and, less directly, worldwide. Over the last several years steel prices have been extremely volatile.
Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced. We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy. Demand has been relatively stable over the last several years.
Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions. We have operations in all regions of Canada and believe that we have a national market share of more than 25%. This large market share and our diverse customer base, of approximately 19,000 customers, suggest that our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.
RUSSEL METALS 2005 ANNUAL REPORT    9

> management’s discussion and analysis cont’d
c) Metals service centers segment results — 2005 compared to 2004
Revenue for 2005 approximates that of 2004. The average selling price of steel for the year ended December 31, 2005 is approximately the same as the year ended December 31, 2004. The average selling price increased during the first nine months of 2004 to a price peak in September 2004. The price declined since that date to July 2005 and has been relatively stable since then. The average selling price for the quarter ended December 31, 2005 declined approximately 12% from the quarter ended December 31, 2004. This decline is modest compared to the increase of 62% for the quarter ended December 31, 2004 compared to the quarter ended December 31, 2003.
Overall tons shipped for the year ended December 31, 2005 approximated those in 2004. Tons shipped declined in Eastern Canada and improved in the Prairie region and at Williams Bahcall. Tons shipped in the Prairie region were approximately 8% higher for the year ended December 31, 2005 compared to 2004, due to strong oil and gas activity in that area. Demand was strong at the Williams Bahcall operations with approximately a 5% increase in tons due to customer demand in that region. We believe that the decline in tons shipped in the Eastern Canadian regions primarily relates to a slowdown in manufacturing activity and reductions in inventories at our customers’ locations.
In January 2004, steel mills initiated raw material surcharges due to sharp price increases in scrap metal and other input costs that caused the price of steel to increase substantially. These surcharges, which were being applied to most of the service center carbon steel products, approximated $190 per ton in September 2004. During 2005, many mills have included the surcharge within their base metal price and eliminated the surcharge as a separate cost. The average price of metal has declined since September 2004; however, the average price of metal remains high compared to the price prior to the implementation of surcharges. Based on our product mix, the average cost of metal received, including surcharges, in the month of December 2005 is approximately 44% above the price for the month of December 2003 prior to the implementation of surcharges.
Based on our product mix, the average cost of metal received, including surcharges, increased approximately 56% from January 2004 to December 2004. The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period. Based on our database, the average cost of metal received during the month of December 2005 was approximately 14% lower than the average cost of metal received for the month of December 2004.
Gross margin as a percentage of revenues declined from 30.9% for the year ended December 31, 2004 to 23.1% for the year ended December 31, 2005.
Metals Service Centers
10    RUSSEL METALS 2005 ANNUAL REPORT

We estimated that our operating profit for the year ended December 31, 2004 included a before tax inventory holding gain of approximately $63 million due to rising steel prices. For the year ended December 31, 2005, we estimate that our operating profit includes a before tax inventory holding loss of approximately $38 million due to falling steel prices. The majority of our inventories are accounted for using average cost. The inventory holding gains or losses were estimated based on the best information available. We are unable to quantify with precision inventory holding gains or losses due to the complexity of our 56 service center locations, which buy and sell over 14,000 different SKU’s.
The average revenue per invoice for 2005 was approximately $1,888 compared to the average for the 2004 year of approximately $1,866 and for 2003 of approximately $989.
The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the specific location in Canada.
Operating expenses in the service center segment have decreased by $23.8 million, or 9%, for 2005 compared to 2004, primarily as a result of variable compensation programs that reflect the decreased earnings, year over year and lower compensation paid in locations that were restructured in 2004 or early 2005.
Service center operating profits for the year ended December 31, 2005 decreased $94.2 million, or 45%, compared to the same period in 2004. The decline relates to an unfavorable change in inventory holding gains and losses of approximately $101 million for the 2005 year compared to the 2004 year, offset by lower expenses.
d) Metals service centers segment results — 2004 compared to 2003
Revenue for 2004 increased $623 million due to the acquisition of Acier Leroux and the increased price of steel compared to the year ended December 31, 2003. The operations of Acier Leroux were fully merged with our service centers and thus the impact of the acquisition on revenue was only estimated. We estimated, before giving effect to the impact of increased steel prices, that approximately a quarter of the revenue increase for the year ended December 31, 2004 related to the acquisition of Acier Leroux. Gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations were similar to those of our other service center operations, which had increased by the same amount. Increased selling prices accounted for the balance of the increased revenue in 2004. The selling price increase occurred across all regions and product lines. The Williams Bahcall operations had a very profitable turnaround year due to steel pricing.
The raw material surcharges initiated by steel mills in January 2004 caused the price of steel to increase substantially. We had estimated that our operating profit for 2004 included a before tax inventory holding gain of approximately $63 million. This holding gain occurred during the first nine months of 2004 and was estimated based on the best information available.
We estimated that the average selling price per ton, for our product mix in the service centers segment, had increased approximately 43% for 2004 compared to 2003. The increases in each quarter during 2004 compared to the prior quarter were first quarter 17%, second quarter 19%, third quarter 12% and fourth quarter 4%. The average selling price increase is consistent with the increase in the cost of metal.
Based on a comparison of inventory at December 31, 2004 to inventory at December 31, 2003, the average cost per ton of inventory on hand had increased approximately 69%.
For 2003 and 2004, demand, based on tons sold, excluding the Acier Leroux acquisition, was surprisingly stable given the increase in selling price and the stronger Canadian dollar.
The change in the Canadian dollar versus the U.S. dollar was not a significant factor in the metals service centers results as the value of sales in U.S. dollars was not significant and inventory was purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada. We remain concerned about the impact that the appreciation of the Canadian dollar may have on our Canadian manufacturing customers.
Operating expenses in the metals service centers segment had increased significantly primarily as a result of the Acier Leroux acquisition. In addition, we have a pay for performance program, which covers a large portion of our employees. Provisions for incentive payouts, based on the higher level of profits, had increased operating expenses. Operating expenses as a percentage of revenues improved as the higher revenues more than offset the higher expenses.
Metals service centers operating profits for 2004 increased $172 million, or 457%, compared to 2003.
RUSSEL METALS 2005 ANNUAL REPORT    11

> management’s discussion and analysis cont’d

Energy Tubular Products

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.
a) Description of operations
These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills. The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.
b) Factors affecting results
The following is a general discussion of the factors affecting our energy tubular products segment operations. More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.
Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand. Oil and gas pricing has been high throughout 2004 and 2005.
Oil and gas drilling in Western Canada peaks during the period from October to March; thus revenues and operating profits have been historically higher during this period.
The Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars. While metal pricing has impacted our earnings more significantly, the appreciation of the Canadian dollar has also contributed by reducing our average cost of metal.
Pricing is influenced by overall demand, trade sanctions and product availability. Trade sanctions are initiated either by steel mills or government agencies in North America. Trade sanctions have not been a factor for pipe products during the reported periods.
Energy Tubular Products
12    RUSSEL METALS 2005 ANNUAL REPORT

c) Energy tubular products segment results — 2005 compared to 2004
Revenues increased 51% to $595.2 million in the year ended December 31, 2005 compared to the year ended December 31, 2004. Oil and gas related activity in Alberta is the driving factor for this large increase in volume. Project revenue, mainly from increased demand in the oil sands of Northern Alberta, accounted for approximately 23% of the revenue increase. Continued high oil and gas pricing and more rig activity during 2005 compared to 2004 accounted for the rest of the increase in revenue.
The gross margin for this segment as a percentage of revenues at 14.6% for the year ended December 31, 2005 is a decline from the segment gross margin percentage of 19.6% for the year ended December 31, 2004. The lower margin mainly relates to the increased cost of goods sold resulting from higher metal pricing.
Operating profits increased by $6.8 million, or 14%, for the year ended December 31, 2005, compared to the year ended December 31, 2004. This increase in operating profits is driven by higher volumes and higher metal prices.
d) Energy tubular products segment results — 2004 compared to 2003
Revenues increased 33% in 2004 compared to 2003. Stable oil and gas pricing and more rig activity during 2004 compared to 2003 had resulted in some volume increases for the OCTG operations in Western Canada and the Western United States. Increased prices resulted in higher revenues and the realization of some inventory holding gains. Revenues and operating profits had increased with the higher metal pricing. The segments gross margins as a percentage of revenues were 19.6% for 2004 compared to 11.6% for 2003 due mainly to stronger demand and pricing.
Operating profits increased by $33 million, or 243%, in 2004, compared to 2003. The increase was due to higher volumes in the OCTG operations and strong margins.

Steel Distributors

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an “as is” basis and providing processing of coil products for their customer base.
a) Description of operations
Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an “as is” basis and providing processing of coil products for their customer base. Our steel distributors source their steel both domestically and offshore. The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.
The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group. Arrow Steel, a division of Sunbelt Group, processes coils.
b) Factors affecting results
The following is a general discussion of the factors affecting our steel distributors. More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.
Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide. Trade sanctions are initiated either by steel mills or government agencies in North America. Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.
The large demand for steel and scrap steel in China during 2004 was a significant factor in the price of steel and the availability of imports to North America. During this period, our steel distributors found availability of supply within North America, which they continue to utilize along with imports.
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> management’s discussion and analysis cont’d
Movement in the U.S. dollar has had some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars. Steel is predominantly transacted in U.S. dollars and the Canadian mills adjust the price accordingly. The effect of the strengthening Canadian dollar was fully offset by rising metal prices.
c) Steel distributors segment results — 2005 compared to 2004
Steel distributors revenues decreased 1% in the year ended December 31, 2005 compared to the year ended December 31, 2004. While revenue was flat, the 2005 revenues were generated by lower average selling prices offset by higher volumes.
Gross margin as a percentage of revenues declined from 23.5% for the year ended December 31, 2004 to 14.3% for the year ended December 31, 2005. This decline primarily was related to the price of steel being at the highest levels in 2004 and stronger demand for certain products in 2004. The 2005 margins are closer to historical levels excluding 2004. The 2005 results also are impacted by holding losses versus holding gains in 2004.
Operating expenses are 37% lower for 2005 compared to 2004, which is mainly due to lower variable compensation.
The operating profit for 2005 is $46.6 million, which is $31.6 million lower than 2004, mainly driven by steel pricing.
d) Steel distributors segment results — 2004 compared to 2003
Steel distributors revenues increased 66% in 2004 compared to 2003 mainly due to higher selling prices and demand for imported product. The demand for imports was due to lack of availability of certain products in North America. In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the lower U.S. dollar compared to other currencies. During the remainder of 2004, the steel distributors operations realized selling prices above average due to continuous price increases for their products during the year. This resulted in inventory holding gains on both inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills. The gross margin achieved in the year continued to be higher than we had previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products; however, it had declined during the last two quarters of 2004.
Operating expenses had increased due to expenses related to highly variable compensation plans driven by operating profits.
Other — 2005 Compared to 2004
Other revenue and income represents the results of our coal handling terminal in Thunder Bay, Ontario. Revenue in 2005 was lower than the same period in 2004 and 2003 due to decreased coal and potash volumes. The lower volumes resulted in an operating profit of $2.4 million for 2005 compared to a profit of $4.6 million for 2004.
14    RUSSEL METALS 2005 ANNUAL REPORT

Corporate — 2005 Compared to 2004 and 2003
The corporate expenses for 2005 are comparable to 2004; however, the 2005 expenses include lower costs for corporate incentive plans based on lower earnings levels offset by increased costs for work in 2005 to address the Sarbanes-Oxley and OSC internal control certification requirements and expensing of stock-based compensation. The majority of the corporate expense increase for 2005 and 2004 compared to 2003 reflects accruals for corporate incentive plans based on earnings levels.
Consolidated Results — 2005 Compared to 2004 and 2003
The results for 2005 represent a decline from the 2004 year; however, they are significantly above 2003 and prior years.
Operating profits from continuing operations before other costs were $201.5 million in 2005, compared to $323.1 million in 2004 and $60.7 million in 2003. Lower gross margins in the metals service centers and steel distributors segments accounted for most of the difference between 2004 and 2005. This related to declining metal prices resulting in inventory holding losses in 2005 compared to inventory holding gains in 2004. Strong volumes and corresponding operating profits in the energy tubular products sector offset a portion of the decline.
Both 2005 and 2004 have higher volume and higher operating profits than 2003 due to the acquisition of Acier Leroux in July 2003 and the impact of the high price of metal.
Interest expense
The following table shows the components of interest expense.

(in thousands of dollars)	2005	2004	2003

Interest on long-term debt
6.375% Senior Notes	$15,184	$13,464	$—
10% Senior Notes	—	2,936	16,420
8% Convertible Debentures	—	557	2,400

	15,184	16,957	18,820
Other interest (net)	2,345	3,067	3,903

Total interest	$17,529	$20,024	$22,723

Consolidated interest expense for 2005 decreased by $2.5 million compared to 2004 and $5.2 million compared to 2003. This was due to lower interest rates on long-term debt and lower exchange rates on the unhedged portion of the U.S. denominated long-term debt in 2005 compared to 2004 and 2003. In addition, strong cash flow from operations reduced short-term debt and corresponding short-term interest.
Debt restructuring cost
During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduced the interest costs. We issued US$175 million of 6.375% Senior Notes due March 1, 2014. As of June 1, 2004 all other long-term debt was redeemed. We also entered into fixed interest cross currency swaps to hedge US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure. The currency swaps result in an additional interest cost of $0.3 million per quarter, which is included in the interest expense.
On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit. The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.
The remaining US$20.1 million of 10% Senior Notes was redeemed on June 1, 2004 at US$1,050 per US$1,000 unit. The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004. The remaining deferred costs of $0.5 million related to the previous bank facility were charged to debt redemption costs in the fourth quarter of 2004.
Restructuring
The restructuring charges for 2003 and 2004 related to the rationalization of overlapping Acier Leroux and Russel Metals operations. During the second quarter of 2005, we completed the sale of the Lachine property for a before tax gain of $2.9 million. In the third quarter of 2005, a decision was made to close an Ontario facility made redundant by the Acier Leroux acquisition. In the third quarter of 2005, we accrued the severance for the employees and wrote down the facility and equipment to their net realizable values resulting in restructuring costs of $1.8 million.
RUSSEL METALS 2005 ANNUAL REPORT    15

> management’s discussion and analysis cont’d
During 2004, we recorded a charge of $3.6 million mainly related to restructuring at the Russel Metals Ontario locations and the carrying costs of the vacant Lachine, Quebec facility.
In 2003, we recorded a restructuring charge of $3.6 million mainly related to employee severances, pensions and benefits for the closure of our Lachine location at the end of 2003. Employee-related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003.
In September 2002, we acquired the Williams Steel operation in Milwaukee, Wisconsin. Prior to 2004, economic conditions in the Wisconsin region resulted in significant deterioration in the Williams Bahcall customer base. As this operation was unprofitable and did not project a significant improvement over the forecast period, we determined that goodwill of $2.4 million related to this acquisition was impaired. The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.
Income taxes
The provision for income taxes for 2005 was $60.4 million, which is lower than 2004 due to higher earnings in 2004. In addition, during 2005, the Company recorded income tax recoveries of $6.7 million related to tax reassessment, issues under appeal with the tax authorities and adjustments related to prior years’ taxes. This recovery of taxes reduced the income tax rate for 2005 to 32.6%. Excluding the tax recoveries, our income tax rate for the year ended December 31, 2005 would have been 36.2%. For the year ended December 31, 2004, the income tax rate of 36.8% was higher than the average combined statutory rate due to non-deductible items. Our normalized effective income tax rate based on current operations is estimated to be 35.5%.
Earnings
Earnings from continuing operations for 2005 were $124.8 million compared to $180.5 million for 2004 and $19.1 million for 2003. Basic earnings per common share from continuing operations for 2005 were $2.47 compared to $3.70 for 2004 and $0.42 for 2003. The lower earnings per share for 2005 are primarily as a result of declining metal prices compared to rising metal prices in 2004.
In December 2004, the minority shareholders of our Poutrelles Delta business indicated that they would exercise their right to purchase the business. The transaction closed on February 23, 2005. We reclassified Poutrelles Delta to discontinued operations in the income statement for 2004 and the balance sheet as at December 31, 2004. During the fourth quarter of 2004, we recorded a write-down to fair value of $0.6 million in anticipation of the sale. The loss of $38,000 in 2005 represents losses reported by this unit prior to sale.
In May 2005, we completed the sale of Armabec Inc. to a third party for book value. The transaction costs of approximately $30,000 were expensed to discontinued operations. Net proceeds from this transaction were $2.4 million. Although Armabec was not a material operation, its sale required us to restate the income statement to reclassify it to discontinued operations.
16    RUSSEL METALS 2005 ANNUAL REPORT

Net loss from discontinued operations was $2.6 million for 2004. During 2004, we recorded a provision of $3.2 million, net of income taxes, related to lease obligations under a long-term lease from an operation discontinued in 1995 and environmental cleanup costs. The property had been vacant for the last year and we have been unsuccessful in finding a new tenant; thus, the provision previously provided under discontinued operations was not sufficient to cover the remaining lease obligations. We continue to honor our obligations for environmental cleanup at properties utilized by operations disposed of in the early 1990s. The U.S. operations of Acier Leroux earned $0.3 million during 2004. We sold the operation in Plattsburgh, New York in the third quarter of 2004.
Shares outstanding and dividends
The weighted average number of common shares outstanding for 2005 was 50,461,330 compared to 48,671,915 for 2004 and 40,021,479 for 2003. The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised. The number of common shares outstanding at December 31, 2005 was 50,656,009.
The significant increase in our stock price during the last three years resulted in employees exercising stock options to acquire 768,350 common shares during 2005, 1,114,317 common shares during 2004 and 1,419,567 common shares during 2003.
We have returned a portion of our earnings to our common shareholders by paying common share dividends of $45.4 million in 2005, $25.0 million in 2004 and $11.6 million in 2003. In July 2005, the Board of Directors approved a 25% increase in the quarterly dividend to $0.25 per common share, which was the amount paid during the last half of 2005. The cash dividend declared on common shares was $0.90 per share for 2005, $0.505 per share for 2004 and $0.29 per share for 2003.
Our U.S. Senior Notes consider any dividend payment in excess of $0.08 per common share per quarter to be a restricted payment. We currently have $144 million available for restricted payments in our “basket”. The basket is replenished from earnings on a quarterly basis. We have adequate room at our current dividend level for a number of years assuming we remain profitable.
As at February 23, 2006, we had 50,656,009 common shares outstanding.
EBITDA
The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA:

(in thousands of dollars)	2005	2004	2003

Earnings from continuing operations	$124,778	$180,469	$19,077
Income taxes	60,374	105,268	13,250
Interest expense	17,529	20,024	22,723

Earnings before interest and income taxes (EBIT)	202,681	305,761	55,050
Depreciation and amortization	19,158	18,598	16,330

Earnings before interest, income taxes, depreciation and amortization (EBITDA)	$221,839	$324,359	$71,380

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> management’s discussion and analysis cont’d
We believe that EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.
EBITDA to Interest Expense Ratio

(in thousands of dollars, except ratios)	2005		2004		2003

EBITDA	$221,839		$324,359		$71,380
Interest expense	17,529		20,024		22,723
EBITDA to interest expense	12.7	x	16.2	x	3.1	x

The EBITDA to interest expense ratio is provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business. Debt analysts and debt rating agencies routinely use this measure to evaluate companies.
Accounting Policies and Estimates
a) Change in accounting policies
There were no new accounting policies adopted during 2005. Note 2 to the consolidated financial statements includes our current accounting policies.
b) Other
The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, asset retirement obligations, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
Our most significant assets are accounts receivable and inventory.
Accounts Receivable
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Assessments are based on aging of receivables, legal issues (bankruptcy status), past collection experience, current financials or credit agency reports and the experience of our credit personnel. Accounts, which we determine as uncollectible, are reserved in the period in which the determination is made. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Inventories
We review our inventory for obsolescence, slow moving product and to ensure that the cost of inventory is not in excess of its estimated market value. Inventory reserves or write-downs are recorded when cost exceeds the market value and when product is determined to be slow moving or obsolete. Significant reductions in market value could result in additional write-downs.
Other areas involving significant estimates and judgements include:
Income Taxes
We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgement in interpreting tax rules and regulations, which are constantly changing. Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.
Employee Benefit Plans
We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health care cost trend and expected average remaining years of service of employees.
18    RUSSEL METALS 2005 ANNUAL REPORT

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs. We account for differences between actual and assumed results by recognizing benefit from the plans.
Capital Expenditures
Capital expenditures were $26.5 million for 2005 compared to $25.4 million in 2004. In 2005, we divested fixed assets which had a total net book value of $5.5 million; thus after depreciation expense the fixed asset balance is comparable to 2004.
Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems. Our expectation is for capital expenditures to be at levels higher than depreciation expense over a period of years due to the construction of larger facilities in growing markets and expanding product lines.
Depreciation expense was $17.7 million in 2005 and $17.3 million in 2004.
Liquidity
We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle. The metals distribution business experiences significant swings in cash flow in order to fund working capital. Inventory and accounts receivable represent a large percentage of our total assets employed and vary throughout each cycle. At December 31, 2005 and 2004, inventory and accounts receivable represented approximately 80% of our total assets excluding cash. Inventory and accounts receivable balances are higher during 2005 and 2004 due to metal pricing and we have had no significant increase in fixed assets, as volumes have remained stable.
Accounts receivable and inventory as a percentage of total assets

(in thousands of dollars, except percentages)	2005	2004	2003

Accounts receivable and inventory	$833,628	$914,611	$551,952
Total assets less cash	1,048,128	1,145,847	771,611
% of total assets less cash	80%	80%	72%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels. Based on our experience, an increase of $100 million in revenues would require approximately $30 million of net working capital to support the higher activity levels. When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable. This cash is used to reduce the borrowings under our bank credit facilities.
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> management’s discussion and analysis cont’d
The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate fluctuations impacting inventory, accounts receivable, accounts payable and income tax balances of our U.S. operations.
Inventory turns

					Quarters Ended
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
	2005	2005	2005	2005	2004

Metals service centers	4.8	5.4	5.2	4.4	3.7
Energy tubular products	3.8	3.5	2.9	4.4	2.9
Steel distributors	4.4	5.1	3.6	3.9	3.3
Total	4.4	4.7	4.2	4.3	3.4

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.
Inventory declined during 2005 providing cash of $76.5 million. Metals service centers had improved turns of 4.8 related to lower inventory levels. Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk. We expect our metals service centers operations to turn over their inventory at higher rates than the industry average. Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average inventory turns for U.S. based steel companies for the three months ended December 31, 2005 was 4.1 turns and for Canadian based companies was 4.0 turns. Our metals service centers inventory based on tons was approximately 17% lower at December 31, 2005 than it was a year earlier.
The improvement in inventory turns for the energy tubular products segment in the fourth quarter of 2005 compared to the fourth quarter of 2004 relates to higher cost of sales in 2005. Inventory levels are higher in 2005 to service higher revenues. Steel distributors had improved turns mainly related to lower inventory levels at December 31, 2005 compared to December 31, 2004.
The other major components of working capital are accounts receivable and accounts payable. Accounts receivable as at December 31, 2005 are approximately the same as at December 31, 2004. Accounts payable decreased $32.2 million, which related to lower variable compensation levels accrued at December 31, 2005 compared to 2004 and lower purchases of inventory in 2005.
During the year ended December 31, 2005, we made income tax payments of $110.4 million. This represented final instalments of $60.7 million for the 2004 year and instalments of $49.7 million for the 2005 year. During 2004, we made tax payments of $47.3 million.
During 2005, we utilized cash of $26.5 million on capital expenditures and $45.4 million on common share dividends. During 2004, we utilized cash of $25.4 million on capital expenditures and $25.0 million on common share dividends.
20    RUSSEL METALS 2005 ANNUAL REPORT

Free Cash Flow

(in thousands of dollars)	2005	2004	2003

Cash from operating activities before working capital	$149,578	$210,278	$40,681
Purchase of fixed assets	(26,463)	(25,394)	(34,879)
Proceeds on sale of fixed assets	1,644	849	1,804
Proceeds on assets held for sale and sale of businesses	5,869	3,675	—

	$130,628	$189,408	$7,606

Free cash flow may be useful in assessing our ability to pay dividends and reduce outstanding debt. Our investors and analysts regularly refer to this number.
Debt and Credit Facilities
In 2004, we consolidated our long-term debt and we currently have outstanding US$175 million of 6.375% Senior Notes due in 2014. We also entered into fixed interest cross currency swaps on US$100 million of this debt to eliminate the foreign exchange exposure on the portion of the debt not hedged by our investment in our U.S. subsidiaries. Our long-term debt at December 31, 2005 is $204.0 million compared to $210.6 million at December 31, 2004 and $179.4 million at December 31, 2003.
We manage our cash position based on bank borrowings net of cash. Our bank credit facilities table provides the split between loans and outstanding cheques or cash on deposit. The net borrowings peaked during the first quarter of 2005 at $116.3 million and have been reduced to $nil at the end of 2005 due to a reduction in inventory and strong earnings during 2005.
Bank credit facilities

	Russel Metals	U.S. Subsidiary
As at December 31, 2005 (in millions of dollars)	Facility	Facility	Total

Bank loans	$—	$—	$—
Outstanding cheques (on deposit)	(13.3)	(31.7)	(45.0)

Net borrowings (cash)	(13.3)	(31.7)	(45.0)
Letters of credit	46.1	35.7	81.8

	$32.8	$4.0	$36.8

Facilities availability	$200.0	$52.5	$252.5

RUSSEL METALS 2005 ANNUAL REPORT    21

> management’s discussion and analysis cont’d
We have a facility, with a syndicate of Canadian and U.S. banks, for a revolving loan of $200 million, which currently expires on October 29, 2008. We may extend this facility annually with the consent of the syndicate. We are entitled to borrow, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $200 million. At December 31, 2005, we were entitled to borrow $200 million, including letters of credit under this facility. At December 31, 2005, we had no borrowings and had letters of credit of $46.1 million under this facility. At December 31, 2004, we had borrowings of $13.0 million and had letters of credit of $35.1 million under this facility.
In addition, certain U.S. subsidiaries have their own one-year bank credit facility. The maximum borrowing under this facility is US$45.0 million. At December 31, 2005, these subsidiaries had no borrowings and had letters of credit of US$30.6 million. At December 31, 2004, these subsidiaries had no borrowings and had letters of credit of US$14.6 million.
Cash generated from operating activities before working capital changes was $210.3 million for the 2004 year, and was $149.6 million for 2005. This is significantly stronger than the prior three years when it averaged $45 million. The maximum borrowing available under our bank facilities is approximately $253 million. Including cash, we have approximately $216 million of unutilized borrowing capacity at December 31, 2005. We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2006. The rapid growth in revenue required additional working capital funding of $202.6 million during 2004 and $121.6 million during the first quarter of 2005. Increased profitability enabled us to finance the majority of this working capital growth. The remainder was financed through our bank facilities. Reduction in inventory levels and continued profitability allowed us to repay all bank borrowings by the end of 2005.
We have made several acquisitions and we believe we can continue to grow by acquisition. We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required. At December 31, 2005 we had a very low financial leverage with a debt to equity ratio of 0.3.
Contractual Obligations
As at December 31, 2005, we were contractually obligated to make payments under our long-term debt agreements and operating lease obligations that come due during the following periods.

	Long-Term	Cross Currency	Long-Term	Lease
(in thousands of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2006	$—	$—	$15,200	$10,151	$25,351
2007	—	—	15,200	8,483	23,683
2008	—	—	15,200	6,202	21,402
2009	—	—	15,200	5,607	20,807
2010	—	—	15,200	4,629	19,829
2011 and beyond	204,033	15,210	48,167	7,519	274,929

Total	$204,033	$15,210	$124,167	$42,591	$386,001

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00. Based on the December 31, 2005 exchange rate, we would incur an obligation of $15.2 million in addition to our long-term debt obligation of $204.0 million. The long-term debt interest in the table includes the impact of our swaps.
Off-Balance Sheet Arrangements
Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the contractual obligation table and short-term foreign exchange contracts. The short-term foreign exchange contracts are used to hedge specific inventory purchases, denominated in U.S. dollars and euros, of approximately US$58.7 million and €2.9 million maturing in the first half of 2006.
We have multiple defined benefit pension plans in Canada, as disclosed in Note 14 to the 2005 Consolidated Financial Statements. We expect to contribute approximately $3.5 million to these plans during 2006.
Vision and Strategy
The metals distribution business is a segment of a mature, cyclical industry. The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers. As the distribution segment’s share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.
22    RUSSEL METALS 2005 ANNUAL REPORT

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, our aim is to be more profitable through the various successive peaks and troughs within the steel cycle. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle. This in turn creates higher, more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause potential peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top deciles of the industry.
Growth from selective acquisitions is also a core management philosophy. We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.
In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or those that complement our existing operations.
In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes that affect the industry will be the most successful. We will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.
Risk
The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.
Controls and Procedures
As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Outlook
Before we discuss 2006, we would like to take this opportunity to thank our employees for a great 2005. Once again, the Russel Metals employees showed their skill at reacting quickly and maximizing returns as well as, if not better than, any in the sector. In addition, we would like to thank Ken Gilbert, Vice President Quebec Region, who retired in 2005 after a successful 42-year career with Russel Metals that culminated with his leadership role in the successful integration of Acier Leroux within Russel Metals.
The steel sector has been as stable in the second half of 2005 as we have experienced in several years and it is projected to remain that way into early 2006. All three legs of our platform: the metals service centers, the energy tubular products and the steel distributors segments are performing at excellent levels. Assuming there is no major surprise in the price of steel, the price of oil and gas and the Canadian dollar does not appreciate materially, we are optimistic that 2006 should be another excellent year for Russel Metals.
February 23, 2006
RUSSEL METALS 2005 ANNUAL REPORT    23

> management’s report to the shareholders
The accompanying consolidated financial statements, management’s discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.
These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management’s discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed, and that accurate, timely and comprehensive financial information is prepared. In addition, the Company maintains a system of disclosure controls in order to provide reasonable assurance that the financial information is relevant, reliable and accurate.
The Company’s Audit Committee is appointed annually by the Board of Directors. The Audit Committee, which is composed entirely of outside directors, meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the management’s discussion and analysis and the report to shareholders. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management’s discussion and analysis and the report to shareholders for presentation to the shareholders.
The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, Deloitte & Touche LLP, in accordance with Canadian generally accepted auditing standards. Deloitte & Touche LLP has full and free access to the Audit Committee.
February 23, 2006

/s/ E.M. Siegel E.M. Siegel, Jr.	/s/ Brian R. Hedges Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer
24    RUSSEL METALS 2005 ANNUAL REPORT

> auditors’ report
To the Shareholders of Russel Metals Inc.
We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario
January 30, 2006
COMMENTS BY AUDITORS ON CANADA–U.S. REPORTING DIFFERENCES
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Shareholders, dated January 30, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario
January 30, 2006
RUSSEL METALS 2005 ANNUAL REPORT    25

> consolidated balance sheets

At December 31 ($ 000)	2005	2004

ASSETS
Current
Cash	$47,055	$634
Accounts receivable	359,594	360,696
Inventories	474,034	553,915
Prepaid expenses and other assets	7,010	7,069
Income taxes receivable	304	5,996
Discontinued operations (Note 5)	—	9,483

	887,997	937,793

Property, Plant and Equipment (Note 6)	181,841	180,655
Assets Held for Sale (Note 4)	5,085	6,291
Deferred Financing Charges	7,240	8,357
Goodwill (Note 4)	9,205	9,205
Future Income Tax Assets (Note 10)	994	1,614
Other Assets	2,821	2,566

	$1,095,183	$1,146,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	$2,098	$33,242
Accounts payable and accrued liabilities	312,937	348,166
Income taxes payable	5,588	60,049
Discontinued operations (Note 5)	2,386	9,403

	323,009	450,860

Contingencies, Guarantees and Commitments (Note 15)
Other Accrued Liabilities (Note 12)	15,210	11,440
Long-Term Debt (Note 8)	204,033	210,630
Pensions and Benefits (Note 14b)	8,949	10,146
Future Income Tax Liabilities (Note 10)	5,285	6,831

	556,486	689,907

Shareholders’ Equity (Note 11)	538,697	456,574

	$1,095,183	$1,146,481

On behalf of the Board,

/s/ C.R. Fiora	/s/ R. Hartog

C.R. Fiora	R. Hartog
Director	Director
26    RUSSEL METALS 2005 ANNUAL REPORT

> consolidated statements of earnings and retained earnings

For the years ended December 31 ($000, except per share data)	2005	2004	2003

Revenues	$2,615,246	$2,412,502	$1,503,814
Cost of sales and operating expenses	2,413,705	2,089,391	1,443,119

Earnings before the following	201,541	323,111	60,695
Restructuring (Note 4)	(1,140)	3,632	3,583
Debt restructuring costs (Note 8)	—	13,718	—
Foreign exchange gain (Note 12)	—	—	(348)
Goodwill impairment (Note 4)	—	—	2,410
Interest expense, net (Note 9)	17,529	20,024	22,723

Earnings before income taxes	185,152	285,737	32,327
Provision for income taxes (Note 10)	(60,374)	(105,268)	(13,250)

Earnings from continuing operations	124,778	180,469	19,077
Loss from discontinued operations (Note 5)	(62)	(2,623)	(578)

Net earnings for the year	124,716	177,846	18,499

Retained earnings
Dividends on preferred shares	—	(611)	(2,250)

Earnings available to common shareholders	124,716	177,235	16,249
Dividends on common shares	(45,434)	(25,004)	(11,605)
Retained earnings, beginning of the year	262,733	110,502	105,858

Retained earnings, end of the year (Note 11)	$342,015	$262,733	$110,502

Basic earnings per common share — continuing operations (Note 11)	$2.47	$3.70	$0.42

Basic earnings per common share	$2.47	$3.64	$0.41

Diluted earnings per common share — continuing operations	$2.42	$3.61	$0.40

Diluted earnings per common share	$2.42	$3.56	$0.39

RUSSEL METALS 2005 ANNUAL REPORT    27

> consolidated cash flow statements

For the years ended December 31 ($ 000)	2005	2004	2003

Operating activities
Earnings from continuing operations	$124,778	$180,469	$19,077
Depreciation and amortization	19,158	18,598	16,330
Future income taxes	6,305	5,021	(426)
(Gain) loss on sale of fixed assets and assets held for sale	(1,972)	264	(89)
Stock-based compensation	1,309	804	217
Restructuring costs	—	2,051	3,162
Debt redemption costs	—	3,071	—
Goodwill impairment	—	—	2,410

Cash from operating activities before working capital	149,578	210,278	40,681

Changes in non-cash working capital items
Accounts receivable	(2,368)	(122,814)	18,193
Inventories	76,475	(260,898)	91,439
Accounts payable and accrued liabilities	(32,189)	128,473	(12,669)
Current income taxes	(55,644)	54,711	11,681
Other	51	(2,075)	2,571

Change in non-cash working capital	(13,675)	(202,603)	111,215

Cash from operating activities	135,903	7,675	151,896

Financing activities
(Decrease) increase in bank borrowing	(31,144)	(44,851)	56,952
Issue of common shares	4,385	54,439	5,663
Dividends on common shares	(45,434)	(25,004)	(11,605)
Dividends on preferred shares	—	(611)	(2,250)
Deferred financing costs	(338)	(9,117)	(77)
Issuance of long-term debt	—	235,200	—
Repurchase of long-term debt	—	(184,715)	—
Redemption of preferred shares	—	(30,000)	—
Repayment of debt assumed	—	—	(99,262)

Cash used in financing activities	(72,531)	(4,659)	(50,579)

Investing activities
Purchase of fixed assets	(26,463)	(25,394)	(34,879)
Proceeds on sale of fixed assets	1,644	849	1,804
Proceeds from assets held for sale and sale of businesses	5,869	3,675	—
Purchase of businesses (Note 4)	—	—	(70,359)
Other	(4,443)	305	(4,628)

Cash used in investing activities	(23,393)	(20,565)	(108,062)

Discontinued operations
Operating activities	(62)	(1,174)	(406)
Investing activities	6,504	349	1,091

Cash from (used in) discontinued operations	6,442	(825)	685

Increase (decrease) in cash	46,421	(18,374)	(6,060)
Cash position, beginning of the year	634	19,008	25,068

Cash position, end of the year	$47,055	$634	$19,008

28    RUSSEL METALS 2005 ANNUAL REPORT

> notes to the consolidated financial statements
1.	Summary of Significant Accounting Policies
a)	Basis of presentation
The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All inter-company balances, transactions and profits have been eliminated.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.
The revenue and results of operations of Poutrelles Delta and Armabec Inc., which have been sold, have been reclassified to reflect the classification of these operations as discontinued (Note 5).
b)	Inventories
Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.
c)	Property, plant, equipment and depreciation
Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment, and over the lease term for leasehold improvements. Depreciation expense was $17,703,000 in 2005 (2004: $17,326,000; 2003: $15,140,000).
d)	Deferred financing charges and amortization
Costs incurred that relate to financing are deferred and amortized on a straight-line basis over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,455,000 in 2005 (2004: $1,271,000; 2003: $1,190,000).
e)	Goodwill
Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. The Company reviews goodwill for impairment annually and whenever facts and circumstances indicate that carrying amounts may not be recoverable. As part of the evaluation, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value (Note 4).
f)	Pensions
The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Actuarial gains and losses and past service costs are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups. The amortization of actuarial gains and losses utilizes the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.
g)	Income taxes
The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent that their realization is more likely than not.
h)	Foreign currency translation
The accounts of self-sustaining foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date. For 2005, the U.S. dollar published exchange rate was 1.1659 (2004: 1.2036). Revenues and expenses are translated at the average rate of exchange for the year. For 2005, the U.S. dollar published average exchange rate was 1.2114 (2004: 1.3013; 2003: 1.4010). The resulting gains or losses are included in the cumulative translation adjustment line of shareholders’ equity.
Exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 12). Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company’s net investment in foreign subsidiaries are included in the cumulative translation adjustment line of shareholders’ equity.
RUSSEL METALS 2005 ANNUAL REPORT       29

> notes to the consolidated financial statements
i)	Earnings per share
Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2005 was 50,461,330 (2004: 48,671,915; 2003: 40,021,479).
j)	Revenue recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and collection is reasonably assured. Revenue on certain sales within the energy tubular products segment, where the Company acts as an agent, is presented on a net basis. Freight and shipping billed to customers are included in revenue.
k)	Stock-based compensation
The Company uses the fair value-based approach to account for stock-based compensation granted to employees subsequent to January 1, 2003. Compensation expense and an increase in contributed surplus is recognized for stock options over their vesting period based on their estimated fair values on the date of grant, as determined by the Black-Scholes option-pricing model. Compensation expense is also recognized for deferred share units when issued with the liability marked to market until exercised.
l)	Derivative financial instruments
The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows, primarily inventory purchases. When the derivative instruments have been designated and are highly effective at offsetting risks, hedge accounting is applied. Hedge accounting requires that gains and losses on the hedging item are recognized through income in the same period or manner as the hedged item. Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income. Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.
m)	Cash
Cash includes short-term investments with a maturity of less than 30 days.
n)	Use of estimates
The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, inventories, accounts receivable, asset retirement obligations, fair values, other contingencies, and assigned values on net assets acquired represent management’s best estimates. Actual results could differ from these estimates.
2.	Change in Accounting Policies
a) Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions when hedge accounting may be applied. The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows. The Company has applied this standard to the fixed for fixed cross currency swaps entered into on February 20, 2004, in order to hedge the last US$100 million of its US$175 million U.S. Senior Notes (Note 8). In addition, this standard has been applied to the Company’s other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.
b) Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations. This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations. The landlord has the option to retain the facilities or to require the Company to remove them. In addition, the Company has certain end-of-lease obligations in six of its service center operations (Note 6). The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.
30       RUSSEL METALS 2005 ANNUAL REPORT

c) Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles (GAAP). This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.
d) Effective October 1, 2004, the Company prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.
e) Effective May 1, 2003, the Company adopted the new accounting standard for the Disposal of Long-Lived Assets and Discontinued Operations. This standard, along with emerging issues abstracts EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition (Note 4).
3.	Future Accounting Changes
On September 8, 2005, the CICA issued EIC-156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). The Company is currently evaluating the effect of this standard on its consolidated financial statements and is expected to adopt the standards effective January 1, 2006.
During 2005, the CICA issued three new accounting standards: CICA Handbook section 1530, Comprehensive Income; CICA Handbook section 3855, Financial Instruments – Recognition and Measurement; and CICA Handbook section 3865, Hedges. These standards, which must be adopted together, are effective for fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact on its consolidated financial statements of adopting these standards effective January 1, 2007.
a)	Comprehensive Income
This standard provides guidance on the presentation of comprehensive income which is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain gains and losses that are recognized outside of net income.
b)	Financial Instruments – Recognition and Measurement
This standard provides guidance for recognizing and measuring financial assets and financial liabilities which are to be valued at fair value with certain limited exceptions. The standard also provides guidance on the classification of gains and losses into net income or other comprehensive income.
c)	Hedges
This standard replaces existing hedge accounting guidance in CICA Handbook section 1650, Foreign Currency Translation, and accounting guideline AcG-13, Hedging Relationships, and provides requirements for the designation, documentation and disclosure of qualifying hedge relationships.
4.	Business Acquisitions and Restructuring
a)	Acquisitions
On July 3, 2003, the Company purchased 99.52% of the issued and outstanding Class A shares, 97.53% of the issued and outstanding Class B shares, 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures of Acier Leroux inc. Acier Leroux is a metals service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces. The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for the tendered debentures. In addition, the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which was accrued as a transaction cost.
On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash. On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.
RUSSEL METALS 2005 ANNUAL REPORT       31

> notes to the consolidated financial statements cont’d
The final net assets acquired, at assigned values, are as follows:

($000)

Accounts receivable	$74,572
Inventories	82,880
Fixed assets	60,180
Other assets	2,122
Goodwill	7,815

Total assets — continuing operations	227,569
Accounts payable and accrued liabilities	(47,127)
Accrued pension and benefit liability	(1,380)
Future income taxes	11,057

Net identifiable assets — continuing operations	190,119
Discontinued operations	7,481

Total net assets acquired, before debt assumed	$197,600

Financed by:
Debt assumed, net of cash of $2.7 million	$123,956
Cash consideration	50,137
Russel Metals common shares — issued	19,969
Transaction costs, net of taxes	3,538

$197,600

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods. Under the purchase agreement, additional amounts under an earnout based on results could be paid over five years and would be incremental to goodwill. The final payment in this earnout arrangement of $1,390,000 was paid in 2004.
These acquisitions were accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.
The 2004 goodwill relating to Triumph Tubular & Supply Ltd. has been allocated to the energy tubular products segment. The remaining goodwill for 2004 and 2003 was allocated to the metals service centers segment. The tax-deductible portion of goodwill is $nil.
The continuity of the carrying value of the goodwill is as follows:

($000)

Balance, December 31, 2003	$4,216
Change in allocation of the purchase price of Acier Leroux	3,599
Triumph Tubular earnout	1,390

Balance, December 31, 2004 and 2005	$9,205

b)	Restructuring
Restructuring of the Company’s service center segment’s operations as a result of acquisitions is charged to income as incurred. Under certain conditions, restructuring relating to the acquired operation is included in the net assets acquired.
In 2003, a restructuring charge of $3.6 million was recorded relating to the severance, employee benefits and termination costs due to the closure of the Russel Metals’ operations as a result of the acquisition of Acier Leroux. These costs primarily relate to the closure of the Russel Metals’ Lachine, Quebec location. Operations ceased at Lachine on December 31, 2003, and the vacant property along with the vacant Dartmouth property acquired in the Leroux acquisition were classified in Assets Held for Sale in the first quarter of 2004.
During 2004, the Company sold its Dartmouth property for the book value of $2.2 million. In 2004, the Company incurred a restructuring charge of $3.7 million related to the restructuring of the Russel Metals’ locations as a result of the Acier Leroux acquisition. These costs primarily relate to the restructuring of the Ontario region and the ongoing costs associated with the Lachine property.
32       RUSSEL METALS 2005 ANNUAL REPORT

In 2004, restructuring of $0.5 million (2003: $3.1 million) was charged to provisions provided for the restructuring of the Bahcall locations as a result of the Williams Steel purchase in 2002. The unutilized balance of $0.3 million relating to A.J. Forsyth was released to income in 2004. Also, the additional restructuring relating to Bahcall of $0.2 million was charged to income in 2004. The restructuring of these operations as a result of acquisitions was completed in 2004.
On May 2, 2005, the Company sold its Lachine property, previously classified as an Asset Held for Sale, for net proceeds of $5.8 million. The resulting before tax gain of $2.9 million has been recorded in restructuring.
On September 2, 2005, the Company announced the closure of one of its Ontario branches. The Company determined based on a valuation that the carrying amount of the property and equipment was greater than the fair value and recorded an impairment loss in the third quarter of $1.3 million. On December 31, 2005, the Company vacated the property and accordingly classified its carrying value of $5.1 million as an Asset Held for Sale. In addition, the Company provided for contractual termination costs of $0.5 million relating to the employees at this location. At December 31, 2005, $0.2 million of these costs remained to be paid.
In 2005, the Company recorded restructuring income of $361,000 relating to costs accrued as part of the fair value of Acier Leroux net assets acquired that were not required. These costs primarily related to the resolution of matters relating to Poutrelles Delta (Note 5).
Restructuring was charged to income as follows:

($000)	2005	2004	2003

Impairment loss on Ontario branch	$1,315	$—	$—
Ontario branch severance and other employee termination costs	525	—	—
Gain on Asset Held for Sale	(2,932)	—	—
Acier Leroux restructuring	313	3,695	3,583
Acier Leroux unutilized acquisition	(361)	—	—
Williams Steel acquisition	—	231	—
A.J. Forsyth acquisition	—	(294)	—

Restructuring	$(1,140)	$3,632	$3,583

The continuity of the Acier Leroux restructuring provision is as follows:

	Special	Contractual
	Termination	Termination
($000)	Benefits	Costs	Other	Total

Balance, December 31, 2003	$228	$2,402	$532	$3,162
Restructuring expensed in 2004	—	783	2,912	3,695
Cash payments	(198)	(1,516)	(861)	(2,575)
Non-cash changes to the provision	(30)	(1,169)	(2,583)	(3,782)

Balance, December 31, 2004	—	500	—	500
Restructuring expensed in 2005	—	(359)	672	313
Cash payments	—	(73)	(672)	(745)

Balance, December 31, 2005	$—	$68	$—	$68

Non-cash changes to the provision relate to the write-down of fixed assets and changes in accrued employee benefit obligations.
c)	Goodwill impairment
The Company completed its annual goodwill impairment tests, using projected discounted cash flows during the fourth quarter of 2005 and 2004, resulting in no impairment charge.
In the fourth quarter of 2003, this evaluation concluded that the fair value associated with the service center segment’s Williams Bahcall operation due to continuing operating losses could not support the carrying value of the goodwill, and, accordingly, the Company recorded a goodwill impairment charge of $2.4 million.
RUSSEL METALS 2005 ANNUAL REPORT       33

> notes to the consolidated financial statements cont’d
5.	Discontinued Operations and Divestitures
During 2005, the Company disposed of two operations acquired with the Acier Leroux acquisition.
On May 10, 2005, the Company sold its investment in Armabec Inc., a metals service center, for book value less selling costs of approximately $30,000. In the second quarter of 2005, as a result of this divestiture, the Company classified Armabec Inc. as discontinued, and the revenue and results of operations for the period from January 1, 2005 to the date of sale and the comparative years ended December 31, 2004 and 2003 were reclassified to discontinued operations accordingly. The revenue generated by this operation for the period prior to sale was $1.0 million (2004: $6.1 million; 2003: $3.2 million) and the pre-tax profit for the period prior to sale was $5,000 (2004: $0.4 million; 2003: $0.3 million).
On December 23, 2004, the Company received an offer pursuant to the Shareholders Agreement whereby the minority shareholders would purchase the Company’s holdings of Poutrelles Delta Inc. For the year ended December 31, 2004, the Company classified Poutrelles Delta as discontinued and recorded a loss to fair value of $0.6 million. On February 23, 2005, the Company sold its investment in Poutrelles Delta Inc., for $4.1 million in cash. The write-down to fair value at December 31, 2004 resulted in no additional gain or loss upon sale. The revenue and results of operations for Poutrelles Delta for the current and prior periods was reclassified as discontinued. The revenue generated by this operation for 2005 was $3.0 million (2004: $25.9 million; 2003: $10.1 million) and pre-tax loss was $71,000 (2004: $0.6 million; 2003: $nil).
During 2004, the Company disposed of two asset groups acquired with the Acier Leroux acquisition.
On May 14, 2004, the Company sold the inventory and certain fixed assets of the Dollard Steel operation for book value of $1.5 million.
On July 30, 2004, the Company sold the inventory and fixed assets of its Plattsburgh, New York, operation for the book value of US$360,000. As part of the acquisition of Acier Leroux, the Company had adopted a formal plan to dispose of their U.S. operations and classified them as discontinued. All of the Leroux U.S. operations have been divested. The Company has certain residual obligations relating to these operations which are recorded as a discontinued operations liability of $2.4 million. The revenue generated by these operations prior to sale was $3.4 million (2003: $3.3 million) and the pre-tax loss was $0.3 million (2003: $0.8 million loss).
During the year ended December 31, 2004, the Company incurred an additional charge of $3.2 million, net of tax, relating to long-term lease obligations and other environmental cleanup costs for operations classified as discontinued in 1995.
Basic and fully diluted loss per share from discontinued operations was $0.00 (2004: $0.06; 2003: $0.01).
6.	Property, Plant and Equipment

($000)		2005		2004
	Cost	Net	Cost	Net

Land and buildings	$132,768	$96,482	$134,861	$101,497
Machinery and equipment	193,512	75,333	184,833	69,668
Leasehold improvements	25,657	10,026	24,547	9,490

	$351,937	$181,841	$344,241	$180,655

During the year ended December 31, 2005, the Company increased its probability-weighted undiscounted expected cash flow relating to its asset retirement obligations by $1.3 million and the probability-weighted discounted expected cash flow by $0.3 million primarily as a result of an increase in the probabilities. The probability range is 50%–99% and the discount rate used was 9%. The asset retirement obligation, including applicable accretion at December 31, 2005, was $0.4 million (2004: $0.1 million).
34       RUSSEL METALS 2005 ANNUAL REPORT

7.	Revolving Credit Facilities
On October 29, 2004, the Company entered into a credit facility with a syndicate of banks, which provides a line of credit to a maximum of $200 million, including letters of credit. This three-year facility provides for annual extensions. On October 29, 2005, the Company extended the facility for an additional one-year period to October 29, 2008. Borrowings under this facility are restricted by certain financial covenants which the Company was in compliance with at December 31, 2005. The obligations of the Company under this agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company’s operations. At December 31, 2005, the Company had borrowings of $nil (2004: $13.0 million) and letters of credit of $46.1 million (2004: $35.1 million) under this facility. Deferred charges relating to the previous bank facility of $0.5 million were charged to income in 2004.
In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US$45.0 million. At December 31, 2005, these subsidiaries had US$nil borrowings (2004: US$nil) and letters of credit of US$30.6 million (2004: US$14.6 million) under this facility.
On February 25, 2005, the Company entered into an agreement with its banking syndicate to provide, in addition to existing facilities, a $50 million bridge facility for a term of one year. The provisions of the existing credit facilities, including financial covenants therein, applied to the new bridge facility. This bridge facility was repaid and cancelled in its entirety on August 29, 2005.
8.	Long-Term Debt
The long-term debt is comprised of the following:

($000)	2005	2004

6.375% US$175 million Senior Notes due March 1, 2014	$204,033	$210,630

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014, bearing interest at 6.375%. The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium for 1.0725; the $30 million 8% Subordinated Debentures due June 15, 2006, and the $30 million Class II preferred shares during the first quarter of 2004. The remaining US$20.1 million of 10% Senior Notes were redeemed on June 1, 2004, including a call premium, for 1.05. The call premiums and deferred charges of $2.5 million relating to the redeemed debt were charged to income in 2004.
The US$175 million Senior Notes are redeemable, in whole or in part, at the option of the Company on or after March 1, 2009 at 103.188% of the principal amount declining rateably to 100% of the principal amount on or after March 1, 2012. In addition, the Senior Notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The Senior Notes contain certain restrictions on the payment of common share dividends in excess of $0.08 per share per quarter. The Company was in compliance with all debt covenants at December 31, 2005.
On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes. On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million. As part of the swaps, the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014. Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009. On a monthly basis, the Senior Notes are recorded at month-end exchange rates and the difference between the swap rate of $1.3180 and the month-end rate on the US$100 million relating to the swap is recorded separately in Other Assets or Other Accrued Liabilities.
9.	Interest Expense

($000)	2005	2004	2003

Interest on long-term debt	$15,184	$16,957	$18,820
Other interest expense, net	2,345	3,067	3,903

	$17,529	$20,024	$22,723

Interest income on short-term investments is recorded as a reduction of short-term interest expense. Total interest paid by the Company in 2005 was $17,732,000 (2004: $20,071,000; 2003: $21,746,000).
RUSSEL METALS 2005 ANNUAL REPORT       35

> notes to the consolidated financial statements cont’d
10.	Income Taxes
a) The non-current future income tax balances consist of:

($000)	2005	2004

Future income tax assets
Tax benefits of loss carryforwards	$771	$860
Plant and equipment	(533)	(649)
Pensions and benefits	999	981
Other timing	1,624	2,644

Gross future income tax assets	2,861	3,836
Valuation allowance	(1,867)	(2,222)

Total future income tax assets	994	1,614

Future income tax liabilities
Plant and equipment	(6,175)	(5,137)
Pensions and benefits	2,123	2,399
Other timing	1,105	(2,250)
Unrealized foreign exchange charged to equity	(2,338)	(1,843)

Total future income tax liabilities	(5,285)	(6,831)

Net future income taxes	$(4,291)	$(5,217)

b) The Company’s effective income tax rate is derived as follows:

	2005	2004	2003

Average combined statutory rate	35.5%	36.0%	37.0%
Rate difference of U.S. companies	0.7%	0.9%	—
Recognition of previously unrecorded tax benefits	(1.3)%	—	—
Statutory tax rate changes	—	—	2.8%
Large Corporation Tax	—	—	0.6%
Other	(2.3)%	(0.1)%	0.6%

Average effective tax rate	32.6%	36.8%	41.0%

c) The details of the income tax provision are as follows:

($000)	2005	2004	2003

Current provision	$54,069	$100,225	$13,664
Future provision	6,305	5,043	(1,314)
Statutory rate adjustments	—	—	900

	$60,374	$105,268	$13,250

d) Income taxes paid in 2005 were $110,388,000 (2004: $47,311,000; 2003: $7,777,000).
e) The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount

	2006	$543
	2007	745
	2008	507
	2009	4
	2010	263
	2011	145
	2012	4

36       RUSSEL METALS 2005 ANNUAL REPORT

11.	Shareholders’ Equity
a) The components of shareholders’ equity are as follows:

($000)	2005	2004

Common shares	$208,139	$203,090
Retained earnings	342,015	262,733
Contributed surplus (relating to stock-based compensation)	1,091	446
Cumulative translation adjustment	(12,548)	(9,695)

	$538,697	$456,574

b) At December 31, 2005, the authorized share capital of the Company consists of:
(i)	an unlimited number of common shares without nominal or par value;

(ii)	an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and

(iii)	an unlimited number of Class II preferred shares without nominal or par value, issuable in series.
The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except that the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.
The Company’s 1,200,000 cumulative, redeemable Class II preferred shares were redeemed on March 22, 2004 (Note 8).
c) The number of common shares issued and outstanding at December 31 was as follows:

	Number of	Amount
	Shares	($000)

Balance, December 31, 2003	43,023,342	$147,981
Common shares issued	5,750,000	49,240
Stock options exercised	1,114,317	5,869

Balance, December 31, 2004	49,887,659	203,090
Stock options exercised	768,350	5,049

Balance, December 31, 2005	50,656,009	$208,139

d) The Company has a shareholder-approved share option plan, the purpose of which is to provide the directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 5% of the current issued and outstanding common shares. The options are exercisable on a cumulative basis to the extent of 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. The consideration paid by employees for purchase of common shares is added to share capital.
The following is a continuity of options outstanding:

	Number of Options		Weighted Average Exercise Price
	2005	2004	2005	2004

Balance, beginning of the year	1,793,816	2,031,133	$6.52	$4.40
Granted	856,000	888,500	15.85	9.15
Exercised	(768,350)	(1,114,317)	5.71	4.76
Expired and forfeited	(12,000)	(11,500)	6.75	4.03

Balance, end of the year	1,869,466	1,793,816	$11.12	$6.52

Exercisable	275,666	327,216	$11.87	$5.45

RUSSEL METALS 2005 ANNUAL REPORT       37

> notes to the consolidated financial statements cont’d
The outstanding options have an exercise price range as follows:

(number of options)	2005	2004

$15.85	852,800	—
$9.15	553,600	776,050
$5.50 — $9.14	—	27,000
$4.50 — $5.49	335,066	567,766
$3.00 — $4.49	128,000	423,000

Options outstanding	1,869,466	1,793,816

The options expire in the years 2007 to 2015 and have a weighted average remaining contractual life of 8.2 years (2004: 7.8 years).
The Black-Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2005	2004	2003

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	25.3%	28.5%	34.6%
Expected life	7 yrs	7 yrs	7 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$2.93	$1.89	$1.30

e) The Company has established a Deferred Share Unit (DSU) plan for its directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a common share at the redemption date. DSUs are credited to the director accounts on a quarterly basis and vest immediately. At December 31, 2005, there were 18,024 DSUs outstanding (2004: 7,775).
f) Total compensation cost for stock-based compensation is as follows:

($000)	2005	2004	2003

Stock options	$1,309	$804	$217
DSUs	274	120	—

	$1,583	$924	$217

g) Diluted share amounts were computed as follows:

(number of shares)	2005	2004	2003

Weighted average shares outstanding	50,461,330	48,671,915	40,021,479
Dilution impact of stock options	1,070,367	1,114,227	1,981,324

Diluted weighted average shares outstanding	51,531,697	49,786,142	42,002,803

12. Financial Instruments
a) Fair value
The fair value of long-term debt as at December 31, 2005 and 2004 is estimated based on the last quoted trade price, where it exists, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2005	2004

Long-term debt
Carrying amount	$204,033	$210,630
Fair value	197,912	212,736

38       RUSSEL METALS 2005 ANNUAL REPORT

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks (Note 8). At December 31, 2005, the fair value of the liability relating to these swaps was $29.8 million (2004: $19.4 million). The change in the spot foreign exchange rate on the swaps of $15.2 million (2004: $11.4 million) is recorded as an Other Accrued Liability. At December 31, 2005 and 2004, the Company had forward exchange contracts outstanding whose fair value approximates their contract value.
As at December 31, 2005 and 2004, the estimated fair value of other financial assets, liabilities and off-balance sheet instruments approximates their carrying values.
b)	Credit risk
The Company, in the normal course of business, is exposed to credit risk relating to accounts receivable from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and the fixed for fixed cross currency swaps. The Company mitigates this risk by entering into forward contracts and swaps with members of the credit facility syndicate.
c)	Interest rate risk
The Company is not exposed to significant interest rate risk. The Company’s long-term debt is at fixed rates. The Company’s bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.
d)	Foreign exchange risk
The Company uses foreign exchange contracts with maturities of less than a year to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2005, the Company had outstanding forward foreign exchange contracts in the amounts of US$58.7 million and €2.9 million, maturing in the first half of 2006 (2004: US$27.6 million and €nil). The foreign exchange gain on U.S. denominated financial assets and liabilities included in 2005 operating earnings from continuing operations was $1.6 million (2004: $2.3 million; 2003: $881,000).
The Company has designated US$75 million of the Senior Notes as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowings not designated as a hedge of its net investment or hedged by the fixed for fixed cross currency swaps are charged to income as incurred. The hedge designation resulted in no net foreign exchange gain or loss recognized in income in 2005 (2004: $nil; 2003: $348,000).
13. Segmented Information
The Company conducts business primarily in three metals business segments.
(i)	Metals service centers

The Company’s network of metals service centers provides processing and distribution services on a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

(ii)	Energy tubular products

The Company’s energy tubular products operations distribute oil country tubular products, line pipe, tubes, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

(iii)	Steel distributors

The Company’s steel distributors act as master distributors selling steel to customers in large volumes, mainly on an “as is” basis. The steel distributors source their steel domestically and offshore.
The Company has segmented its operations on the basis of type of customer, management reporting and geographic segments in which it operates. The inter-segment sales from steel distributors to metals service centers were $57.4 million (2004: $54.4 million; 2003: $33.8 million). These sales, which are at market rates, are eliminated in the table following.
RUSSEL METALS 2005 ANNUAL REPORT     39

> notes to the consolidated financial statements cont’d
a)	Results by business segment:

($000)	2005	2004	2003

Segment Revenues
Metals service centers	$1,539,673	$1,532,048	$909,502
Energy tubular products	595,215	395,296	297,532
Steel distributors	468,720	471,205	283,579

	2,603,608	2,398,549	1,490,613
Other	11,638	13,953	13,201

	$2,615,246	$2,412,502	$1,503,814

Segment Operating Profits
Metals service centers	$115,218	$209,413	$37,567
Energy tubular products	53,977	47,200	13,764
Steel distributors	46,575	78,189	13,380

	215,770	334,802	64,711
Other income	2,385	4,565	4,002
Corporate expenses	(16,614)	(16,256)	(8,018)

	$201,541	$323,111	$60,695

Capital Expenditures
Metals service centers	$23,612	$24,390	$33,466
Energy tubular products	1,436	758	1,032
Steel distributors	188	71	77
Other	1,227	175	304

	$26,463	$25,394	$34,879

Depreciation Expense
Metals service centers	$15,049	$14,817	$12,575
Energy tubular products	981	1,108	1,126
Steel distributors	428	463	529
Other	1,245	938	910

	$17,703	$17,326	$15,140

Identifiable Assets
Metals service centers	$583,827	$662,422	$501,433
Energy tubular products	280,968	228,325	144,809
Steel distributors	138,119	192,383	71,436

Identifiable assets by segment	1,002,914	1,083,130	717,678
Assets not included in segments
Cash	47,055	634	19,008
Income tax assets	1,298	7,610	16,370
Deferred financing charges	7,240	8,357	3,547
Other assets	2,821	2,566	2,840
Corporate and other operating assets	33,855	44,184	31,176

Total assets	$1,095,183	$1,146,481	$790,619

40    RUSSEL METALS 2005 ANNUAL REPORT

b)	Results by geographic segment:

($000)	2005	2004	2003

Segment Revenues
Canada	$1,984,968	$1,770,290	$1,124,630
United States	618,640	628,259	365,983

	$2,603,608	$2,398,549	$1,490,613

Segment Operating Profits
Canada	$161,313	$232,512	$55,448
United States	54,457	102,290	9,263

	$215,770	$334,802	$64,711

Identifiable Assets
Canada	$839,401	$903,019	$580,955
United States	163,513	180,111	136,723

	$1,002,914	$1,083,130	$717,678

14.	Pensions and Benefits
a) The Company maintains defined benefit pension plans, post-retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States. Actuarial valuations are performed on defined benefit plans every three years or earlier if required. Three of the Company’s plans were valued at December 31, 2005, eight of the Company’s plans were valued at December 31, 2004, one plan was valued November 1, 2004, and four plans were valued at January 1, 2004. All of the Company’s pension plans have a measurement date of December 31, 2005.
The components of the Company’s pension and benefit expense include the following:

($000)	2005	2004	2003

Defined benefit pension plans
Benefits earned during the year	$1,761	$1,505	$1,538
Interest cost on benefit obligation	4,476	4,166	3,825
Expected return on plan assets	(4,191)	(3,952)	(3,353)
Curtailment loss	—	81	225
Settlement loss	—	225	648
Other	325	334	170

	2,371	2,359	3,053
Post-retirement benefits	376	12	112
Defined contribution plans
Paid during the year	792	808	794

	3,539	3,179	3,959
Related to discontinued operations	(244)	(230)	(462)

Pension and benefit expense	$3,295	$2,949	$3,497

The actuarial determinations were based on the following assumptions in each year:

	2005	2004	2003

Assumed discount rate – year end	5.0%	6.0%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

RUSSEL METALS 2005 ANNUAL REPORT     41

> notes to the consolidated financial statements cont’d
The health care cost trend rates used were 5% for dental and 10% (2004: 8%; 2003: 9%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post-retirement benefits of $742,000 or a decrease of $633,000 and an increase in net periodic cost of $45,000 or a decrease of $38,000.
b) The following information pertains to the Company’s defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans
($000)	2005	2004	2005	2004

Reconciliation of accrued benefit obligation
Balance, beginning of the year	$74,256	$64,159	$6,390	$5,643
Current service cost	1,761	1,505	—	8
Participant contribution	317	327	—	—
Interest cost	4,476	4,166	371	355
Benefits paid	(5,434)	(3,347)	(396)	(377)
Plan amendments	590	312	—	—
Corporate restructuring giving rise to curtailment	—	81	—	(348)
Actuarial loss	11,881	7,053	507	1,109

Balance, end of the year	$87,847	$74,256	$6,872	$6,390

Reconciliation of fair value of plan assets
Balance, beginning of the year	$59,832	$56,335	$—	$—
Actual return of plan assets	7,982	3,156	—	—
Employer contributions	3,549	3,361	396	377
Employee contributions	317	327	—	—
Benefits paid	(5,434)	(3,347)	(396)	(377)

Balance, end of the year	$66,246	$59,832	$—	$—

Unamortized amounts
Funded status — (deficit)	$(21,601)	$(14,424)	$(6,872)	$(6,390)
Unrecognized prior service cost	851	315	—	—
Unamortized net actuarial loss	17,531	9,713	1,142	640

Accrued benefit liability	$(3,219)	$(4,396)	$(5,730)	$(5,750)

As at December 31, 2005, all the plans in the above table had an unfunded obligation. On December 31, 2004, one of the Company’s pension plans, included in the previous table, had a projected benefit obligation of $9.3 million, a fair value of plan assets of $9.5 million and a surplus of $0.2 million. At December 31, 2004, the remaining plans had an unfunded obligation. The closure of Lachine (see Note 4) resulted in a partial settlement and curtailment of one of the Company’s plans.
In 2003, the Company acquired two pension plans as part of the Acier Leroux acquisition. These plans had assets of $4.2 million and an accrued benefit obligation of $5.6 million as of the acquisition date. The deficit in the plan of $1.4 million was included in the net assets acquired in the Leroux acquisition.
The other benefit plans represent obligations to retired employees of sold or closed businesses. No active employees are entitled to post-retirement benefits.

($000)	2005	2004

Defined contribution plans
Fair value of plan assets
Canadian plans	$6,523	$5,598
401(k) U.S. plans	22,916	19,149

	$29,439	$24,747

42     RUSSEL METALS 2005 ANNUAL REPORT

The Company has a number of plans in the process of being wound up that relate to previously discontinued operations with no further benefit obligation. The resolution of the surplus may result in sharing arrangements with employees of those operations. The fair value of the plan assets and surplus at December 31, 2005 is $2.8 million (2004: $2.7 million).
c) As at December 31, 2005, approximately 43% of all pension plan assets were invested in equities, 30% in fixed income securities, and 27% in cash and cash equivalents. The expected return on plan assets is based on the fair value of plan assets. Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents. The investment policy allows up to 30% in cash and cash equivalents. The volatility of the markets has caused management to invest a correspondingly greater percentage of the pension plan assets in cash and cash equivalents. The plan assets are not invested in either derivatives or real estate assets.
The expected annual benefits to be paid from the plans are as follows:

	Pension	Other
($000)	Plans	Benefit Plans	Total

2006	$4,079	$352	$4,431
2007	3,605	376	3,981
2008	3,762	399	4,161
2009	3,939	422	4,361
2010	4,158	442	4,600
2011 — 2015	25,064	2,438	27,502

As a result of a recent court decision, the Company may be subject to a surplus sharing arrangement on one of its pension plans as a result of a partial plan windup. The timing and the amount of surplus subject to sharing is currently being reviewed by the Company.
The elements of defined benefit costs recognized in the year are as follows:

($000)	2005	2004

Current service costs	$1,761	$1,513
Interest on accrued benefit obligation	4,847	4,521
Actual return on assets	(7,982)	(3,156)
Actuarial loss on accrued benefit obligation	12,389	5,277
Curtailment	—	(267)
Settlement	—	225
Prior service costs	590	312

Elements of future benefit costs	11,605	8,425
Adjustments to recognize the long-term nature of employee benefit costs:
Difference between expected and actual return on assets	3,791	(796)
Difference between actuarial losses recognized and actuarial losses incurred	(12,113)	(5,206)
Difference between prior service costs recognized and prior service costs incurred	(536)	(52)

Defined benefit cost recognized	$2,747	$2,371

15. Contingencies, Guarantees and Commitments
a) The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company’s financial position, cash flows or operations.
b) The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2006: $10.2 million; 2007: $8.5 million; 2008: $6.2 million; 2009: $5.6 million; 2010: $4.6 million; 2011 and beyond: $7.5 million. Rental expense on operating leases was as follows: 2005: $11.1 million, 2004: $13.6 million and 2003: $10.1 million.
RUSSEL METALS 2005 ANNUAL REPORT    43

> notes to the consolidated financial statements cont’d
c) The Company is incurring site cleanup and restoration costs related to properties not utilized in current operations. Remedial actions are currently underway at three sites. The estimated costs of these cleanups have been provided for based on management’s best estimates. Additional costs may be incurred at these or other sites as site cleanup and restoration progress, but the amounts cannot be quantified at this time.
d) The Company has also entered into other agreements that provide indemnifications to counterparties in certain transactions including underwriting agreements. These indemnifications generally require the Company to indemnify the counterparties for costs incurred as a result of losses from litigation that may be suffered by counterparties arising from those transactions. The Company does not expect to make a payment on these indemnifications and, accordingly, no liability has been accrued.
16. United States Generally Accepted Accounting Principles
The following table represents the differences between Canadian and U.S. generally accepted accounting principles (GAAP):

($000)	2005	2004	2003

Net earnings for the year under Canadian GAAP	$124,716	$177,846	$18,499
Amortization of transitional obligation — pensions	(561)	(561)	(561)

Net earnings — U.S. GAAP	124,155	177,285	17,938
Change in other comprehensive income items:
Currency translation adjustment, net of tax	(2,853)	(4,862)	909
Fair value of derivatives, net of tax	(4,136)	(5,196)	—
Unrealized gain in available for sale securities	—	(262)	262
Minimum pension liability, net of tax	(3,758)	(599)	1,395

Comprehensive earnings — U.S. GAAP	$113,408	$166,366	$20,504

Opening retained earnings and comprehensive earnings — U.S. GAAP	$249,650	$108,899	$102,250
Dividends on common shares	(45,434)	(25,004)	(11,605)
Dividends on preferred shares	—	(611)	(2,250)
Comprehensive earnings — U.S. GAAP	113,408	166,366	20,504

Closing retained earnings and comprehensive earnings — U.S. GAAP	317,624	249,650	108,899
Common shares	208,139	203,090	147,981
Contributed surplus	1,091	446	192

Shareholders’ equity — U.S. GAAP	$526,854	$453,186	$257,072

Basic earnings per common share — U.S. GAAP — continuing operations	$2.46	$3.68	$0.41

Fully diluted earnings per common share — U.S. GAAP — continuing operations	$2.41	$3.60	$0.39

Basic earnings per common share — U.S. GAAP	$2.46	$3.63	$0.39

Fully diluted earnings per common share — U.S. GAAP	$2.41	$3.55	$0.37

a) In 1999, for Canadian GAAP purposes, the Company retroactively adopted CICA Handbook section 3461, Employee Future Benefits, and recorded a cumulative charge to retained earnings in connection with the re-measurement of its pension obligations. Under U.S. GAAP, an actuarial loss was recognized upon the re-measurement of the pension obligations, which is being amortized to net income using the corridor approach, over the expected average service lives of the employee group. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Five of the Company’s plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.
b) Other cumulative comprehensive income also includes changes in the cumulative translation account, which represents a reduction in the Company’s shareholders’ equity and represents unrealized translation adjustments, that arise on the translation to Canadian dollars of U.S. denominated assets and liabilities. The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries (Note 12). The change in the cumulative exchange account relating to debt designated as a hedge of the Company’s net investment in its foreign subsidiaries is a gain of $2.8 million in 2005 (2004 gain: $14.1 million; 2003 gain: $25.1 million). Under Canadian GAAP, these amounts are included in the cumulative translation adjustment component of shareholders’ equity.
44     RUSSEL METALS 2005 ANNUAL REPORT

Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore any gains and losses on these contracts are recognized in income when the hedged item affects earnings. Under U.S. GAAP, all derivative instruments must be recognized on the balance sheet at fair value. The Company has designated its fixed for fixed cross currency swaps and other forward contracts as hedges. The effective portion of the changes in fair value of these instruments is accumulated in other comprehensive income and is released from other comprehensive income when the hedged item affects earnings. As at December 31, 2005, the fair value of the fixed for fixed swaps not included in Other Accrued Liabilities was $14.6 million (2004: $8.0 million) net of tax of $4.5 million (2004: $2.8 million). As at December 31, 2005, the fair value of the forward contracts, net of tax, was $0.1 million (2004: $nil).
c) As at December 31, 2003, the Company had certain available-for-sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards. These securities were sold in 2004.
d) In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (FIN 47), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 was adopted by the Company during the year. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.
e) During 2004, the Company adopted FASB FIN 46, Consolidation of Variable Interest Entities. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.
f) During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations; SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets; SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure; and EITF 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004.
g) In December 2004, FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments, or SFAS 123R. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective in the Company’s fiscal year ending December 31, 2006. In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on the implementation of SFAS 123R. The Company utilizes the fair value-based approach to account for stock-based compensation and is currently evaluating the impact of these standards on the Company’s consolidated financial statements.
RUSSEL METALS 2005 ANNUAL REPORT    45

> metals service centers directory
Operating under the name
Russel Metals, unless
otherwise noted.
CANADA
BRITISH COLUMBIA
Operating under the name
A.J. Forsyth throughout BC
Delta (Vancouver) — Regional Office
830 Carlisle Road, V3M 5P4
Tel: (604) 525-0544
Campbell River
2710 Vigar Road, V9W 6A3
Tel: (250) 287-8841
Fort Nelson
4850 44th Avenue,
V0C 1R0
Tel: (250) 774-7553
Fort St. John
Mile 49 1/2 Alaska Highway,
V1J 4M6
Tel: (250) 785-5641
Kelowna
668 Willow Park Road, V1X 5C4
Tel: (250) 765-3123
Kitimat
815 Enterprise Avenue, V8C 2P1
Tel: (250) 632-4702
Nanaimo
1950 East Wellington Road,
V9S 5V2
Tel: (250) 753-1555
Prince George
1154 Pacific Street, V2N 5S3
Tel: (250) 563-1274
990 Industrial Way, V2N 5S1
Tel: (250) 563-1274
ALBERTA
Calgary
5724 40th Street SE, T2C 2A1
Tel: (403) 279-6600
Edmonton
7016 99th Street NW, T6E 3R3
Tel: (780) 439-2051
5730 72A Avenue NW, T6B 3L1
(Specializing in plate processing)
Tel: (780) 439-2051
2471 76th Avenue NW, T6P 1P6
(Specializing in non-ferrous sales)
Tel: (780) 440-0779
Grande Prairie
11035 89th Avenue, T8V 5B9
Tel: (780) 539-3193
Red Deer
6724 Golden West Avenue, T4P 1A8
Tel: (403) 346-2096
SASKATCHEWAN
Regina
445 1st Avenue E, S4N 4Z3
Tel: (306) 721-6411
475 1st Avenue E, S4N 4Z3
Tel: (306) 721-9355
Saskatoon
922 51st Street E, S7K 5C7
Tel: (306) 931-3338
MANITOBA
Winnipeg
1359 St. James Street, R3H 0K9
Tel: (204) 772-0321
1510 Clarence Avenue, R3T 1T6
Tel: (204) 475-8584
ONTARIO
Mississauga (Toronto) —
Regional Office
1900 Minnesota Court,
Suite 210, L5N 3C9
(Ontario general line sales)
Tel: (800) 268-0750
Aberfoyle (Guelph)
24 Nicholas Beaver Road,
N1H 6H9
Tel: (519) 653-1588
Burlington
Milspec Industries
5036 South Service Road, L7L 5Y7
(Specializing in strapping)
Tel: (905) 333-0646
Cambridge
15 Cherry Blossom Road, N3H 4R7
Tel: (519) 650-1666
Hamilton
175 Shaw Street, L8N 3S2
(Specializing in non-ferrous sales)
Tel: (905) 522-5930
(Specializing in chain)
Tel: (905) 522-1130
Kingston
191 Dalton Avenue, K7K 6C2
Tel: (613) 546-1281
London
685 Hales treet, N5W 1J1
Tel: (519) 451-1140
Ottawa
2420 Stevenage Drive, K1G 3W3
Tel: (613) 738-2961
Port Robinson
York — Ennis
200 South Street North, L0S 1K0
Tel: (905) 384-9794
Stoney Creek (Hamilton)
Russel Metals – B&T Steel
1052 South Service Road, L8E 6G3
(Specializing in flat rolled)
Tel: (905) 643-3008
McCabe Steel
687 Arvin Avenue, L8E 5R2
Tel: (905) 643-8284
Thunder Bay
620 Norah Crescent, P7C 5V8
Tel: (807) 622-8898
Windsor
3702 Walker Road, N8W 3S8
Tel: (519) 250-3788
QUEBEC
Boucherville — Regional Office
Acier Leroux
1331, rue Graham-Bell, J4B 6A1
Tel: (450) 641-4360
Acier Richler
1330, rue Graham-Bell, J4B 6H5
(Specializing in non-ferrous sales)
Tel: (450) 449-5112
Amos
Acier Leroux
1675, route de l’Aéroport, J9T 3A8
Tel: (819) 732-8381
Baie-Comeau
Acier Leroux
55, avenue William-Dobell, G4Z 1T8
Tel: (418) 296-8626
Chicoutimi
Acier Leroux
2149, rue de la Fonderie, G7H 8C1
Tel: (418) 545-8881
Jonquière
Métaux Russel
2420, rue Bauman, G7S 4S4
Tel: (418) 548-3103
Longueuil
Armabec
2300, rue Garneau, J4G 1E8
(Specializing in rebar)
Tel: (450) 442-9527
Quebec Acier Loubier
5225, rue John Molson, G1X 3X4
Tel: (418) 656-9911
Rimouski
Acier Leroux
221, rue des Négociants, G5M 1B7
Tel: (418) 724-4937
Saint-Augustin-de-Desmaures
Acier Leroux
167, rue de Rotterdam, G3A 2K2
Tel: (418) 878-5737
Sept-Îles
Acier Leroux
533, boulevard Laure Est, G4R 4K2
Tel: (418) 962-6374
Terrebonne
Acier Leroux
1025, boulevard des Entreprises,
J6Y 1V2
(Specializing in structurals)
Tel: (450) 622-2060
Thetford Mines
Mégantic Métal
1400, boulevard Frontenac Est,
G6G 5R9
Tel: (418) 338-3188
NEW BRUNSWICK
Edmundston
25, rue Richards, E3V 4H4
Tel: (506) 739-9561
Sackville
141 Crescent Street, E4L 3V2
Tel: (506) 364-1234
Saint John
37 McIlveen Drive,
McAllister Industrial Park,
E2L 4B3
Tel: (506) 635-0005
NOVA SCOTIA
Halifax — Regional Office
28 Lakeside Park Drive, B3T 1A3
Tel: (902) 876-7861
NEWFOUNDLAND
Mount Pearl
11 Panther Place,
Donovans Industrial Estates,
A1N 5B7
Tel: (709) 364-3300
UNITED STATES
Russel Metals Williams Bahcall
Appleton, Wisconsin
975 North Meade Street,
54912 – 1054
Tel: (920) 734-9271
Green Bay, Wisconsin
895 Hinkle Street, 54303
Tel: (920) 497-1020
Milwaukee, Wisconsin
999 West Armour Avenue, 53221
Tel: (414) 481-7100
Baldwin International
Solon, Ohio
30403 Bruce Industrial Parkway,
44139
Tel: (440) 248-9500
46    RUSSEL METALS 2005 ANNUAL REPORT

> energy tubular products directory
CANADA
Comco Pipe and Supply Company
Edmonton, Alberta
5910 17th Street NW, T6P 1S5
Tel: (780) 440-2000
Calgary, Alberta
9307 48th Street SE, T2C 2R1
Tel: (403) 203-0831
Stonewall, Manitoba
116 4th Street E, R0C 2Z0
Tel: (204) 467-8797
Guelph, Ontario
Kerr Industrial Park, N1H 6H9
Tel: (519) 763-1114
Sarnia, Ontario
1018 Gladwish Drive N,
N7T 7H3
Tel: (519) 332-6666
Fedmet Tubulars
Calgary, Alberta
700 9th Avenue SW,
Suite 2200, T2P 3V4
Tel: (403) 237-0955
Triumph Tubular & Supply
Calgary, Alberta
441 5th Avenue SW,
Suite 875, T2P 2V1
Tel: (403) 262-3777
UNITED STATES
Pioneer Pipe
Denver, Colorado
1660 Lincoln Street,
Suite 2300, 80264
Tel: (303) 289-3201
Lindon, Utah (Provo)
1610 West 200 South, 84042
Tel: (801) 224-8739
Houston, Texas
2203 Timberloch Place,
Suite 125-1,
The Woodlands, 77380
Tel: (281) 292-2875
Spartan Steel Products
Evergreen, Colorado
2942 Evergreen Parkway,
Suite 207, 80439
Tel: (303) 670-9048
> steel distributors directory
CANADA
Wirth Steel
Montreal, Quebec
1 Westmount Square,
Suite 200, H3Z 2P9
Tel: (514) 939-5555
Burnaby, British Columbia
4603 Kingsway,
Suite 308, V5H 4M4
Tel: (604) 436-1741
UNITED STATES
Sunbelt Group
Houston, Texas
1990 Post Oak Boulevard,
Suite 950, 77056-3817
Tel: (713) 840-0550
Overland Park, Kansas
7300 W. 110th Street,
Suite 660, 66210
Tel: (913) 491-6660
Arrow Steel Processors
Houston, Texas
8710 Clinton Drive, 77029
Tel: (713) 673-0666
> other
Thunder Bay Terminals Ltd.
Thunder Bay, Ontario
Station F, McKellar Island,
P7C 5J7, Canada
Tel: (807) 625-7800
> head office
1900 Minnesota Court,
Suite 210, Mississauga,
Ontario, Canada, L5N 3C9
Tel: (905) 819-7777
Fax: (905) 819-7409
E-mail: info@russelmetals.com
Internet: www.russelmetals.com
RUSSEL METALS 2005 ANNUAL REPORT      47

> russel metals inc. directory
Head Office
1900 Minnesota Court, Suite 210, Mississauga,Ontario, Canada, L5N 3C9
Tel: (905) 819-7777 Fax: (905) 819-7409
E-mail: info@russelmetals.com Internet:www.russelmetals.com

Board of Directors
Alain Benedetti	Anthony F. Griffiths	John W. Robinson
Corporate Director	Corporate Director, Chairman of the Board,	Corporate Director, steel industry executive
Russel Metals Inc.

James F. Dinning	Robbert Hartog	Edward M. Siegel, Jr.
Chairman of the Board,	President, Robhar Investments Ltd.	President and Chief Executive Officer,
Western Financial Group		Russel Metals Inc.

Carl R. Fiora	Lise Lachapelle
Corporate Director, steel industry executive	Corporate Director
Corporate Governance
Detailed disclosure concerning the Company’s governance practices may be found in the Management Proxy Circular.

Officers
Anthony F. Griffiths	Edward M. Siegel, Jr.	Brian R. Hedges
Chairman of the Board	President and	Executive Vice President
Toronto	Chief Executive Officer	and Chief Financial Officer
	Mississauga	Mississauga

Marion E. Britton	Lesley M.S. Coleman	William M. O’Reilly
Vice President, Chief Accounting Officer	Controller	Secretary
and Assistant Secretary	Mississauga	Davies Ward Phillips & Vineberg, LLP
Mississauga		Toronto
Elaine G. Toomey
Assistant Secretary
Mississauga

Shareholder Information	Transfer Agent and Registrar
Stock Symbol: The Toronto Stock Exchange – RUS	CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Stn.,
Toronto, Ontario, Canada, M5G 2W9
Answer line: Toronto (416) 643-5500
Toll free: 1-800-387-0825
E-mail: inquiries@cibcmellon.ca Internet: www.cibcmellon.ca
48    RUSSEL METALS 2005 ANNUAL REPORT

DEFINITIONS
EBIT — Earnings from continuing operations before deduction of interest and income taxes.
EBITDA — Earnings from continuing operations before deduction of interest, income taxes, depreciation and amortization.
Earnings multiple — Period ending common share price divided by basic earnings per common share.
Free cash flow — Cash from operating activities before working capital less capital expenditures plus sale of assets.
Market capitalization — Outstanding common shares times market price of a common share at December 31.
Return on capital employed — EBIT over net assets employed.
Dividend per share — Dividend per share is the December 15th quarterly dividend annualized.
Dividend yield — Dividend yield is the dividend per share divided by the year end common share price.
Book value per share — Equity value divided by ending shares outstanding in period.

1900 Minnesota Court, Suite 210
Mississauga, Ontario, Canada
L5N 3C9
Tel: (905) 819-7777
Fax: (905) 819-7409
E-mail: info@russelmetals.com
Internet: www.russelmetals.com